Filed pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-115400

PROSPECTUS SUPPLEMENT NO. 1/A

50,025,000 Shares

SMTC CORPORATION

Common Stock

This prospectus supplement amends the prospectus dated June 28, 2004 related to common stock that may be issued in exchange for exchangeable shares of SMTC Manufacturing Corporation of Canada to include the restated information related to the financial condition and the results of operations for SMTC Corporation as of and for the quarter ended July 4, 2004.

Note that this Prospectus Supplement No. 1/A supercedes in its entirety Prospectus Supplement No. 1 dated August 18, 2004.

This Prospectus Supplement No. 1/A should be read in conjunction with the prospectus dated June 28, 2004 and Prospectus Supplement No. 2 dated November 17, 2004, which are to be delivered with this Prospectus Supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 24, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q/A

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended July 4, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 0-31051

SMTC CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	98-0197680
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

635 HOOD ROAD

MARKHAM, ONTARIO, CANADA L3R 4N6

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

(905) 479-1810

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Indicate by check mark whether SMTC Corporation: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of August 6, 2004, SMTC Corporation had 35,752,665 shares of common stock, par value $0.01 per share, and one share of special voting stock, par value $0.01 per share, outstanding. As of August 6, 2004, SMTC Corporation’s subsidiary, SMTC Manufacturing Corporation of Canada, had 37,454,061 exchangeable shares outstanding, each of which is exchangeable into one share of common stock of SMTC Corporation.

SMTC Corporation

Form 10-Q/A

Explanatory Note

This amendment on Form 10-Q/A is filed to amend Part I, Item 1, Financial Statements, to restate (a) SMTC Corporation’s balance sheet for the quarter ended July 4, 2004 as a result of a technical accounting requirement (Financial Accounting Standard Board’s Emerging Issues Task Force Issue No. 95-22, Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement) and (b) Note 4 to the consolidated financial statements. The second quarter balance sheet is restated to reclassify the revolver balance of $13.3 million under the Company’s credit facilities with Congress Financial Corporation and its affiliates from a long-term liability to a current liability. Additionally, the Company’s consolidated statements of cash flows for the three and six months ended July 4, 2004 have been revised to adjust the repayment of pre-existing long-term debt and to identify the increase in revolving debt and the repayment of long-term debt, amounts that were previously included in the increase in long-term debt line item.

Additionally, all share information relating to shares outstanding, earnings per share and all employee stock options and warrants has been adjusted to reflect a reverse stock split of the Company’s issued and outstanding common and exchangeable shares whereby every five shares of common stock were exchanged for one share of common stock and every five exchangeable shares were exchanged for one exchangeable share, which was completed on October 4, 2004. This adjusted information appears in the consolidated statements of operations for all periods presented as well as notes 1, 2, 5 and 6 to the consolidated financial statements, portions of Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Items 2 and 4.

Further, note 11 to the consolidated financial statements has been added to disclose certain subsequent events, and information regarding those subsequent events has been added to portions of Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Finally, information relating to the Company’s execution of a letter of understanding with Congress Financial Corporation has been added to note 4 and to portions of Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SMTC CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Unaudited)

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

	July 4, 2004	December 31, 2003
		(audited)
Assets

Current assets:
Cash	$51	$167
Accounts receivable, net of an allowance for doubtful accounts of $1,808 (December 31, 2003 - $2,096)	32,081	41,318
Inventories (note 3)	34,590	31,463
Prepaid expenses	2,807	1,922

	69,529	74,870

Capital assets	28,011	30,805
Other assets	5,659	3,088

	$103,199	$108,763

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities:
Accounts payable	$28,255	$40,565
Accrued liabilities	15,720	18,843
Income taxes payable	1,022	355
Revolving debt (note 4)	13,307	—
Current portion of long-term debt (note 4)	2,967	70,077
Current portion of capital lease obligations	60	193

	61,331	130,033

Long-term debt (note 4)	27,387	—
Capital lease obligations	35	35

Shareholders’ equity (deficiency):
Capital stock (note 5)	71,618	55,911
Warrants (note 5)	10,372	1,523
Loans receivable	(5)	(5)
Additional paid-in capital (note 5)	184,748	174,483
Deficit	(252,287)	(253,217)

	14,446	(21,305)

	$103,199	$108,763

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

(Unaudited)

	Three months ended		Six months ended
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Revenue	$66,306	$70,746	$135,729	$152,247
Cost of sales	58,966	66,010	121,542	139,565

Gross profit	7,340	4,736	14,187	12,682
Selling, general and administrative expenses (note 9)	4,198	4,762	8,505	9,457
Amortization	1,158	972	2,330	1,944
Restructuring charges (note 9)	—	(360)	—	(121)

Operating earnings (loss)	1,984	(638)	3,352	1,402
Interest	1,198	1,321	2,490	2,839

Earnings (loss) before income taxes and discontinued operations	786	(1,959)	862	(1,437)
Income tax expense (note 7)	646	34,446	769	34,635

Earnings (loss) from continuing operations	140	(36,405)	93	(36,072)
Earnings (loss) from discontinued operations (note 10)	837	(3,450)	837	(3,751)

Net earnings (loss)	$977	$(39,855)	$930	$(39,823)

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Operations (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

(Unaudited)

	Three months ended		Six months ended
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Earnings (loss) per share:
Basic earnings (loss) per share from continuing operations	$0.02	$(6.35)	$0.01	$(6.29)
Earnings (loss) per share from discontinued operations	$0.09	$(0.60)	$0.12	$(0.65)

Basic earnings (loss) per share	$0.11	$(6.95)	$0.13	$(6.94)

Diluted earnings (loss) per share	$0.11	$(6.95)	$0.13	$(6.94)

Weighted average number of common shares used in the calculations of earnings (loss) per share (note 6):
Basic	9,064,497	5,737,956	7,365,457	5,737,956
Diluted	9,067,794	5,737,956	7,378,800	5,737,956

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity (Deficiency)

(Expressed in thousands of U.S. dollars)

Six months ended July 4, 2004

(Unaudited)

	Capital stock	Warrants	Additional paid-in capital	Loans receivable	Deficit	Shareholders’ equity
Balance, December 31, 2003	$55,911	$1,523	$174,483	$(5)	$(253,217)	$(21,305)
Private placement of Special Warrants, net of costs	18,983	7,617		—	—	26,600
Consideration issued upon conversion of debt, net of costs	112	2,755	6,754	—	—	9,621
Cancellation of warrants (note 5(c))	—	(1,523)	(232)	—	—	(1,755)
Cancellation of warrants (note 5(c))	—	—	355	—	—	355
Conversion of shares from exchangeable to common stock	(3,388)	—	3,388	—	—	—
Net earnings for the period	—	—	—	—	930	930

Balance, July 4, 2004	$71,618	$10,372	$184,748	$(5)	$(252,287)	$14,446

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Cash provided by (used in):

Operations:
Net earnings (loss)	$977	$(39,855)	$930	$(39,823)
Items not involving cash:
Amortization	1,158	972	2,330	1,944
Depreciation	1,411	2,178	2,919	4,730
Deferred income taxes	—	34,221	—	34,325
Gain on disposition of capital assets	—	(25)	(15)	(25)
Impairment of assets	—	3,226	—	3,226
Gain on disposal of assets previously written down	—	(208)	—	(208)
Discount on prepayment of shareholder loans	—	389	—	389
Change in non-cash operating working capital:
Accounts receivable	6,035	9,755	9,237	12,850
Inventories	3,058	7,686	(3,127)	7,625
Prepaid expenses	(651)	393	(885)	951
Income taxes recoverable/payable	541	(75)	667	590
Accounts payable	(14,390)	(4,503)	(12,310)	(7,343)
Accrued liabilities	(3,431)	(4,246)	(4,759)	(7,730)

	(5,292)	9,908	(5,013)	11,501

Financing:
Repayment of pre-existing long-term debt	(41,504)	(13,709)	(41,084)	(15,429)
Increase in revolving debt	13,307	—	13,307	—
Increase in long-term debt	1,400	—	1,400	—
Repayment of long-term debt	(39)	—	(39)	—
Principal payments on capital lease obligations	(41)	(12)	(133)	(95)
Net proceeds from issuance of shares	25,849	—	25,849	—
Net proceeds from issuance of warrants	8,972	—	8,972	—
Deferred financing fees	(2,715)	—	(3,265)	—
Repayment of shareholder loans	—	3,795	—	3,795

	5,229	(9,926)	5,007	(11,729)

Investments:
Purchase of capital assets	(101)	(35)	(125)	(88)
Proceeds from sale of capital assets	—	233	15	233
Other	—	—	—	30

	(101)	198	(110)	175

Increase (decrease) in cash	(164)	180	(116)	(53)

Cash, beginning of period	215	137	167	370

Cash, end of period	$51	$317	$51	$317

SMTC CORPORATION

Consolidated Statements of Cash Flows (continued)

(Expressed in thousands of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Supplemental disclosures:
Cash paid during the period:
Income taxes	$15	$—	$78	$144
Interest	2,191	1,384	3,355	1,384

Non-cash transactions:
Repayment of long term debt and existing warrants by issuance of shares and warrants (see notes 4 and 5)	10,000	—	10,000	—

Increase in other assets and accrued liabilities	1,636	—	1,636	—

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

1.	Basis of presentation:

The Company’s accounting principles are in accordance with accounting principles generally accepted in the United States.

The accompanying unaudited interim consolidated balance sheet as at July 4, 2004, unaudited consolidated statements of operations for the three and six month periods ended July 4, 2004 and June 29, 2003, unaudited consolidated statement of changes in shareholders’ equity (deficit) for the six month period ended July 4, 2004, and unaudited consolidated statements of cash flows for the three and six month periods ended July 4, 2004 and June 29, 2003 have been prepared on substantially the same basis as the annual consolidated financial statements.

On October 4, 2004, the Company completed a reverse stock split of its issued and outstanding common and exchangeable shares whereby every five shares of common stock were exchanged for one share of common stock and every five exchangeable shares were exchanged for one exchangeable share, resulting in 7,775,181 common shares outstanding and 6,866,152 exchangeable shares outstanding. All share information relating to shares outstanding and all employee stock options and warrants have been retroactively adjusted to reflect the reverse stock split.

Management believes these unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the Company’s financial position, operating results and cash flows for the periods presented. The results of operations for the three and six month periods ended July 4, 2004 are not necessarily indicative of results to be expected for the entire year. These unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2003.

2.	Stock-based compensation:

The Company accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board Opinion No. 25. Compensation expense is recorded on the date stock options are granted only if the current fair value of the underlying stock exceeds the exercise price. The Company has provided the pro forma disclosures required by Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”), as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (“Statement 148”).

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

2.	Stock-based compensation (continued):

The table below sets out the pro forma amounts of net loss per share that would have resulted if the Company had accounted for its employee stock plans under the fair value recognition provisions of Statement 123.

	Three months ended		Six months ended
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Net earnings (loss), as reported	$977	$(39,855)	$930	$(39,823)
Stock-based compensation expense	(69)	(309)	(44)	(658)

Pro forma earnings (loss)	908	(40,164)	886	(40,481)

Basic earnings (loss) per share, as reported	$0.11	$(6.95)	$0.13	$(6.94)
Stock-based compensation expense	(0.01)	(0.05)	(0.01)	(0.11)

Pro forma basic earnings (loss) per share	0.10	(7.00)	0.12	(7.05)

Diluted earnings (loss) per share, as reported	$0.11	$(6.95)	$0.13	$(6.94)
Stock-based compensation expense	(0.01)	(0.05)	(0.01)	(0.11)

Pro forma diluted earnings (loss) per share	$0.10	$(7.00)	$0.12	$(7.05)

No stock-based compensation expense has been recorded in the statement of operations for the three and six months ended July 4, 2004 and June 29, 2003.

The estimated fair value of options is calculated at the date of grant, is amortized over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with assumptions made as to the risk-free interest rate, dividend yield, expected life and volatility. During the three and six months ended July 4, 2004, the Company granted 30,000 options to purchase common stock at an exercise price of $4.00 per share, the fair market value on the date of grant. During the six months ended June 29, 2003, the Company granted 8,000 options to purchase common stock at an exercise price of $3.75 per share, the fair market value on the date of grant. During the three and six months ended July 4, 2004, the Company recorded a pro-forma stock-based compensation expense of $69 and $44, respectively.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

3.	Inventories:

	July 4, 2004	December 31, 2003
Raw materials	$19,523	$16,229
Work in process	6,263	7,037
Finished goods	8,293	7,621
Other	511	576

	$34,590	$31,463

4.	Debt:

	July 4, 2004	December 31, 2003
Senior Debt - Revolving (a)	$13,307	$—

Senior Debt - Term (a)	$1,361	$—
Subordinated Debt (b)	27,593	—
Other (b)	1,400	—
Senior Debt - pre-existing (b)	—	70,077

	30,354	70,077

Less current portion	2,967	70,077

	$27,387	$—

In connection with the initial public offering completed on July 27, 2000, the Company and certain of its subsidiaries entered into a credit agreement (the “Credit Agreement”) that provided for an initial term loan and amounts made available under revolving credit loans, swing line loans and letters of credit. Between July 27, 2000 and May 31, 2004, the Company and its lenders amended the Credit Agreement from time to time.

On June 1, 2004, the Company announced that it completed a recapitalization. The June 1, 2004 recapitalization consisted of three main components: a private placement of equity securities, a new secured credit facility and a transaction with the Company’s pre-existing lenders to repay a portion of and restructure a portion of the Company’s existing debt obligations under the Credit Agreement, which was amended and restated as of such date (the “Amended Credit Agreement”). Prior to closing on June 1, 2004 the Company had total indebtedness outstanding under the Credit Agreement of $77,500, consisting of a term loan of $4,200 and amounts outstanding under the revolving credit loan and swing line loans of $73,300. In addition, the Company had a net book value of $500 of deferred financing fees related to the Credit Agreement.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

4.	Debt (continued):

(a) Senior Debt:

On June 1, 2004, the Company entered into a 3-year $40,000 revolving credit facility and a $1,400 term loan facility with Congress Financial Corporation and its affiliates (“Congress”), which was used in part to repay a portion of the outstanding debt under the Credit Agreement and to fund future working capital needs. The availability under the Congress credit facilities are subject to certain borrowing base conditions based on the eligible inventory and accounts receivable of the Company and bears interest at a rate of 0.5% in excess of the Canadian prime rate for Canadian denominated loans and 0.5% in excess of the US prime rate for US denominated loans. The Congress credit facilities are secured by the present and future assets of the Company, and require the Company to be in compliance with a financial covenant based on achieving certain EBITDA (earnings before interest, depreciation and amortization) targets during the term of the facility. The initial term of the revolving credit facility is three years, with a one-year renewal period at the option of the lender, at which time the facility would become annually renewable. The term loan bears interest at a rate of 1% in excess of the US prime rate.

The Company incurred costs of $1,400 related to the completion of the Congress credit facilities. These costs were recorded as a non-current deferred charge, and are being amortized as additional interest expense over the term of the credit facility using the effective interest method.

The revolving credit and term loan facilities and the Credit Agreement (as amended on June 1, 2004) are jointly and severally guaranteed by and secured by the assets of the Company and the assets and capital stock of each of the Company’s subsidiaries (other than certain foreign subsidiaries) and its future subsidiaries. The security interest granted to Congress ranks senior to the security interest in favor of the pre-existing lenders.

Although the revolving credit facility has a three-year term, expiring in 2007, and the Company believes it will have the ability to maintain this debt outstanding for more than one year, the Company has classified its borrowings under the facility at July 4, 2004 as a current liability in accordance with the provisions set forth in Emerging Issues Task Force 95-22 Balance Sheet Classifications, Borrowings Outstanding Under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement (“EITF 95-22”). EITF 95-22 requires revolving credit agreements with a required lock-box arrangement that include subjective acceleration clauses to be classified as current liabilities. Accordingly, the accompanying balance sheets have been restated and borrowings under the revolving credit facility previously reported as a long-term liability, amounting to $13,307 at July 4, 2004, have been reclassified to a current liability.

On November 16, 2004, the Company, together with Congress, executed a letter of understanding amending the terms of the revolving credit facility. The letter of understanding provides that, at the Company’s option, it may elect to use a “springing lock-box” arrangement whereby remittances from customers are forwarded to the Company’s general bank account and the Company is not required to reduce the borrowings under the facility unless certain conditions exist.

Pursuant to the letter of understanding, should the Company elect to change to the springing lock-box arrangement, availability under the facility may be reduced by the eligible inventory. The Company will be required to revert back to a required lock-box arrangement if (a) availability under the revolving credit facility is less than the greater of (i) $2,500 or (ii) 25% of the outstanding borrowings under the credit facility or (b) the occurrence of an event of default. Management does not foresee being precluded from exercising the option of converting to a springing lock-box based on its expected financing needs over the next twelve months however, due to the effective cash management aspect of the current lock-box arrangement, the Company has no plans to move to a springing lock-box arrangement at this time.

The letter of understanding, although signed subsequent to the third quarter of 2004, qualified as a refinancing of the revolving credit facility in effect at the end of the third quarter of 2004 and as such, the debt was classified as long-term at October 3, 2004. The Company has the option to use a springing lock-box arrangement and based on management’s assessment of the subjective acceleration clauses at the end of the third quarter of 2004, the debt was classified as long-term.

(b) Subordinated Debt:

On June 1, 2004 the Company completed a transaction with the Company’s pre-existing lenders under which the Company satisfied a portion of its indebtedness outstanding under the Credit Agreement. The Company paid consideration with a fair value of $50,000, comprised of a cash payment of $40,000 and $10,000 of common stock of the Company and warrants (see note 5(b)), in exchange for a reduction of debt with a par value of $50,000 and cancellation of the warrants issued and to be issued to such lenders under the Credit Agreement.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

4.	Debt (continued):

The pre-existing lenders converted the remaining $27,500 of outstanding indebtedness into a tranche A term loan in the amount of $15,000 and a tranche B term loan in the amount of $12,500 under the Amended Credit Agreement. The tranche A term loan matures on December 31, 2007 and bears interest at the U.S. base rate plus 2.5%. The tranche B term loan matures December 31, 2008 and bears interest at a rate equal to 8% payment in kind (“PIK”) interest plus 4% cash interest during the period the tranche A term loan is outstanding and 6% PIK interest plus 6% cash interest thereafter. The tranche B PIK interest is added to the outstanding principal balance during the term of the loan.

The Company accounted for the transactions with the pre-existing lenders as a modification of debt. The Company allocated the fair value of the $50,000 consideration to the outstanding debt and cancelled warrants using the relative fair value method, resulting in a reduction of debt outstanding of $48,600 and allocation of $1,400 to the cancelled warrants. The amount allocated to the cancelled warrants was recorded as long-term debt, and is being amortized as a reduction of interest expense over the term of the term loans using the effective interest method.

The Company incurred costs in relation to completion of the term loan transactions with the pre-existing lenders of $1,800, and these costs and the remaining net book value of the previous deferred financing fees were recorded as a non-current deferred charge and are being amortized as additional interest expense over the term of the term loans using the effective interest method.

5.	Capital stock:

(a)	Private Placement of Special Warrants:

On March 3, 2004, the Company completed a private placement, fully underwritten by a syndicate of Canadian investment dealers, of 33,350,000 Special Warrants (each a “Special Warrant” and collectively, the “Special Warrants”) of SMTC Manufacturing Corporation of Canada (“SMTC Canada”), an indirect wholly owned subsidiary of the Company. Each Special Warrant was issued at a price of C$1.20 per Special Warrant, resulting in aggregate proceeds of C$40,020. The proceeds, net of underwriters commissions and certain other expenses, were placed into escrow on March 3, 2004, pending receipt of shareholder approval.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

5.	Capital stock (continued):

Subject to the satisfaction of applicable legal requirements, each Special Warrant was exercisable for one unit, consisting of one-fifth of an exchangeable share of SMTC Canada, and one-half of a warrant to purchase one-fifth of an exchangeable share of SMTC Canada. Each whole warrant (a “Purchase Warrant”) is exercisable for one-fifth of an exchangeable share of SMTC Canada at an exercise price of C$9.25 per share until March 3, 2009. The Special Warrants were exercised into units on June 2, 2004.

Subject to the satisfaction of applicable legal requirements, each exchangeable share of SMTC Canada can be exchanged on a one-for-one basis for one share of the common stock of the Company. Each exchangeable share of SMTC Canada, as nearly as practicable, is intended to be the economic equivalent of a share of common stock of the Company and holders of the exchangeable shares of SMTC Canada are able to exercise essentially the same voting rights with respect to the Company as they would have if they had exchanged their exchangeable shares of SMTC Canada for common stock of the Company. On or after July 27, 2015, subject to certain adjustment and acceleration provisions, SMTC Canada will redeem all of the outstanding exchangeable shares by delivering common shares of the Company on a one-for-one basis.

The proceeds, net of underwriter commissions and other expenses and including interest earned while held in escrow, were released from escrow on June 1, 2004, and were used to repay a portion of the debt under the Credit Agreement (note 4).

The gross proceeds of C$40,020 ($29,372 based on the exchange rate at June 1, 2004) were allocated between the exchangeable shares and Purchase Warrants using the relative fair value method.

The gross proceeds were allocated between the exchangeable shares and warrants in the amounts of $20,962 and $8,410, respectively.

The Company incurred total costs related to the private placement of $2,772, resulting in net proceeds of $26,600. These costs were offset against the exchangeable shares and warrants in proportion to their relative fair values, resulting in net proceeds allocated to these instruments of $18,983 and $7,617, respectively.

(b) Consideration Issued upon Conversion of Debt

On June 1, 2004, the pre-existing lenders exchanged $10 million of outstanding debt (see note 4(b)) and all warrants previously issued or required to be issued for 2,233,389 shares of common stock and 11,166,947 warrants (the “Conversion Warrants”). Each warrant is

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

5.	Capital stock (continued):

exercisable for one-tenth of one share of common stock of the Company at an exercise price of $6.90 per share of common stock. The warrants may be exercised by the holders at any time on or before March 4, 2009.

The common stock and the Conversion Warrants issued to the pre-existing lenders are subject to transfer restrictions on trading. The pre-existing lenders have agreed to retain:

•	all of the shares of common stock, Conversion Warrants and shares of common stock underlying such Conversion Warrants until September 1, 2004;

•	at least 2/3 of the shares of common stock, Conversion Warrants and shares of common stock underlying such Conversion Warrants until December 1, 2004; and

•	at least 1/6 of the shares of common stock and, Conversion Warrants and shares of common stock underlying such Conversion Warrants until March 1, 2005.

The fair value of the consideration paid upon conversion of $10,000 of debt was allocated between the common stock and Conversion Warrants using the relative fair value method. The fair value of the consideration paid was allocated between the common stock and Conversion Warrants in the amounts of $7,137 and $2,863, respectively.

The Company incurred total costs of $379 related to the conversion. These costs were offset against the common stock and Conversion Warrants in proportion to their relative fair values, resulting in net proceeds allocated to these instruments of $6,866 and $2,755, respectively The excess of the amount allocated to the common stock over the par value of $6,754 was recorded as additional paid in capital.

(c) Cancellation of Warrants

In connection with a December 2002 amendment to the Credit Agreement, the Company agreed to issue to the pre-existing lenders Series A and Series B warrants to purchase common stock of the Company. As part of the December 2002 amendment, the Company also agreed to issue to the lenders Series C through Series H warrants to purchase common stock of the Company at an exercise price equal to the fair market value at the date of the grant provided that Series C through Series H warrants were only required to be issued if the Company failed to meet certain financial covenants for the relevant fiscal quarter as follows:

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

5.	Capital stock (continued):

Series	Number of days after end of fiscal quarter	% of common stock
Series C	45 days after first quarter 2003	0.75%
Series D	45 days after second quarter 2003	0.75%
Series E	45 days after third quarter 2003	0.75%
Series F	90 days after fourth quarter 2003	0.75%
Series G	45 days after first quarter 2004	1.00%
Series H	45 days after second quarter 2004	1.00%

An aggregate of 1,509,998 Series A and Series B warrants were issued during 2002, representing the right to purchase approximately 302,000 shares of common stock of the Company. The fair value of the Series A and Series B warrants was measured using a Black-Scholes pricing model at December 31, 2002. In addition, the Company did not meet certain financial covenants for the quarters ended June 29, 2003 and September 28, 2003 and, as such, issued 228,210 Series D warrants (representing the right to purchase approximately 45,642 shares of common stock of the Company) and 229,934 Series E warrants (representing the right to purchase approximately 45,987 shares of common stock of the Company) during 2003. At June 1, 2004, the aggregate fair value of the Series A, B, D and E warrants of $1,525 was classified as warrants in shareholders’ equity (deficiency).

The Company did not meet the applicable covenants for the quarter ended December 31, 2003, and, as such, was legally obligated to issue 231,672 Series F warrants, representing the right to purchase approximately 46,334 shares of common stock of the Company.

The fair value of the Series F warrants was initially measured using a Black-Scholes pricing model at December 31, 2003, and was remeasured each reporting period until legally issued. At June 1, 2004, the fair value of the Series F warrants to be issued of $232 was classified as additional paid-in capital.

In conjunction with the recapitalization of the Company (note 4), the warrants issued and to be issued pursuant to the December 2002 amendment to the Credit Agreement were cancelled. As described in note 4, an amount of $1,400 was allocated to the cancelled warrants, and was recorded as long term debt. The difference between the amount allocated of $1,400 and the aggregate fair value of the warrants and warrants to be issued included in shareholders’ equity of $1,755 was recorded as additional paid-in-capital.

(d) Reverse Stock Split.

On October 4, 2004, the Company completed a reverse stock split of its issued and outstanding common and exchangeable shares whereby every five shares of common stock were exchanged for one share of common stock and every five exchangeable shares were exchanged for one exchangeable share, resulting in 7,775,181 common shares outstanding and 6,866,152 exchangeable shares outstanding. All share information relating to shares outstanding and all employee stock options and warrants have been retroactively adjusted to reflect the reverse stock split.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

6.	Earnings (loss) per share:

The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	Three months ended		Six months ended
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Numerator:
Net earnings (loss) from continuing operations	$140	$(36,405)	$93	$(36,072)
Net earnings (loss)	977	(39,855)	930	(39,823)

Denominator:
Weighted average shares - basic	9,064,497	5,737,956	7,365,457	5,737,956
Effect of dilutive securities:
Employee stock options	—	—	2,211	—
Warrants	3,297	—	11,132	—

Weighted-average shares – diluted	9,067,794	5,737,956	7,378,800	5,737,956

Earnings (loss) per share:
Basic and diluted, from continuing operations	$0.02	$(6.35)	$0.01	$(6.29)
Basic and diluted	$0.11	$(6.95)	$0.13	$(6.94)

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

6.	Earnings (loss) per share (continued):

For the three months ended July 4, 2004, the calculation of weighted average shares - diluted did not include 167,294 options and 22,241,988 warrants (representing the right to purchase 1,113,397 shares of common stock and 3,335,000 exchangeable shares), as the effect would have been anti-dilutive. For the six months ended July 4, 2004, the calculation of weighted average shares - diluted did not include 124,294 options and 22,202,811 warrants (representing the right to purchase 1,105,562 shares of common stock and 3,335,000 exchangeable shares), as the effect would have been anti-dilutive.

7.	Income taxes:

The net tax expense recorded by the Company includes $534 related to an intercompany dividend and $112 related to taxes in certain jurisdictions.

During the quarter ended July 4, 2004, the Company incurred tax on an intercompany dividend payment, of which approximately $9,300 was offset against tax loss carryforwards. This had the effect of reducing the deferred tax asset and related valuation allowance by the same amount.

Taxes related to income from discontinued operations were offset against tax loss carryforwards.

Whether or not the recapitalization results in an ownership change for purposes of Section 382 of the Internal Revenue Code, which imposes a limitation on a corporation’s use of net operating loss (“NOL”) carryforwards following an “ownership change,” depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. Because the tax law governing the exchangeable shares is unclear, it is uncertain whether Section 382 will apply to the recapitalization. If deemed applicable, Section 382 would limit the amount of NOLs available to offset taxable income in future years and would preclude the full utilization of the Company’s NOLs.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

8.	Segmented information:

The Company derives its revenue from one dominant industry segment, the electronics manufacturing services industry. The Company operates and manages geographically and has facilities in the United States, Canada and Mexico. The Company monitors the performance of its geographic operating segments based on EBITA (earnings before interest, taxes and amortization) before restructuring charges, discontinued operations and the effect of a change in accounting policies. Discontinued operations relate to the Appleton manufacturing operations, previously included in the results of the United States segment and the Cork, Ireland facility, previously included in the results of the European segment (note 10). Intersegment adjustments reflect intersegment sales that are generally recorded at prices that approximate arm’s-length transactions. Information about the operating segments is as follows:

	Three months ended July 4, 2004			Six months ended July 4, 2004
	Total revenue	Intersegment revenue	Net external revenue	Total revenue	Intersegment revenue	Net external revenue
United States	$44,579	$(30)	$44,549	$85,352	$(58)	$85,294
Canada	24,278	(2,521)	21,757	56,680	(6,245)	50,435
Mexico	31,977	(31,977)	—	73,502	(73,502)	—

	$100,834	$(34,528)	$66,306	$215,534	$(79,805)	$135,729

EBITA (before discontinued operations and restructuring charges):
United States			$858			$874
Canada			(710)			(721)
Mexico			2,994			5,529

			3,142			5,682

Interest			1,198			2,490
Amortization			1,158			2,330

Earnings before income taxes and discontinued operations			$786			$862

Capital expenditures:
Canada			$99			$105
Mexico			2			20

			$101			$125

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

8.	Segmented information (continued):

	Three months ended June 29, 2003			Six months ended June 29, 2003
	Total revenue	Intersegment revenue	Net external revenue	Total revenue	Intersegment revenue	Net external revenue
United States	$43,994	$(2,334)	$41,660	$101,715	$(4,513)	$97,202
Canada	34,511	(6,211)	28,300	64,628	(11,136)	53,492
Europe	981	(230)	751	2,542	(1,079)	1,463
Mexico	33,645	(33,610)	35	63,248	(63,157)	91

	$113,131	$(42,385)	$70,746	$232,133	$(79,885)	$152,248

EBITA (before discontinued operations and restructuring charges ):

United States			$(247)			$265
Canada			(1,452)			(970)
Europe			63			89
Mexico			1,610			3,841

			(26)			3,225

Interest			1,321			2,839
Amortization			972			1,944
Restructuring charges (note 9)			(360)			(121)

Loss before income taxes and discontinued operations			$(1,959)			$(1,437)

Capital expenditures:
United States			$35			$71
Mexico			—			17

			$35			$88

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

8.	Segmented information (continued):

The following enterprise-wide information is provided. Geographic revenue information reflects the destination of the product shipped. Long-lived assets information is based on the principal location of the asset.

	Three months ended		Six months ended
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Geographic revenue:
United States	$49,620	$57,275	$101,838	$122,105
Canada	2,563	6,938	5,545	16,034
Europe	3,316	2,611	6,046	6,001
Asia	5,683	1,779	8,958	3,613
Mexico	5,124	2,143	13,342	4,494

	$66,306	$70,746	$135,729	$152,247

			July 4, 2004	December 31, 2003
Long-lived assets:
United States			$10,815	$11,767
Canada			2,072	2,810
Mexico			15,124	16,228

			$28,011	$30,805

The Company manufactures a limited number of products for each customer. If the Company loses any of its largest customers or any product line manufactured for one of its largest customers, it could experience a significant reduction in revenue. Also, the insolvency of one or more of its largest customers or the inability of one or more of its largest customers to pay for its orders could decrease revenue. As many costs and operating expenses are relatively fixed, a reduction in net revenue can decrease profit margins and adversely affect business, financial condition and results of operations.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

9.	Restructuring and other charges:

The following table details the components of the restructuring and other charges including the write-down of intangible assets:

	Three months ended		Six months ended
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Lease and other contract obligations	$—	$122	$—	$122
Adjustments of previously recorded lease and other contract obligations	—	(661)	—	(661)
Severance	—	317	—	556
Adjustments to other facility exit costs	—	(303)	—	(303)
Proceeds on assets previously written down	—	(224)	—	(224)
Other charges	—	389	—	389

	—	(360)	—	(121)

Other charges (adjustments) included In selling, general and administrative expenses	—	—	(287)	—

	$—	$(360)	$(287)	$(121)

(a) Restructuring charges:

2001 plan:

During 2001, in response to excess capacity caused by the slowing technology end market, the Company commenced a restructuring program aimed at reducing its cost structure (the “2001 Plan”). Accordingly, the Company recorded restructuring and other charges related to the 2001 Plan of $67,231, consisting of a write-down of goodwill and other intangible assets, the costs associated with exiting or resizing facilities and the write-down of inventory related to the closure of a facility. In addition, the Company recorded other charges of $23,953 related primarily to accounts receivable, inventory and asset impairment charges. During 2003, the Company recorded an additional charge for lease and other contract obligations related to the 2001 Plan of $2,178 due to a revision in the estimate of sub-lease recoveries associated with the facility lease in Monterrey, Mexico. The Company also recorded an adjustment to other facility exit costs of $219 during 2003 related to the 2001 Plan due to the settlement of certain obligations for less than the original estimated amounts.

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

9.	Restructuring and other charges (continued):

There were no restructuring and other charges related to the 2001 Plan recorded during the six months ended July 4, 2004 and June 29, 2003.

The following table details the related amounts included in accrued liabilities as at July 4, 2004 relating to the 2001 Plan:

	Accrual at April 4, 2003	Cash payments	Accrual at July 4, 2004
Lease and other contract obligations	$2,719	$(154)	$2,565

2002 plan:

In response to the continuing industry economic downturn, the Company took further steps to realign its cost structure and plant capacity (the “2002 Plan”) and announced third and fourth quarter net restructuring charges of $36,900 related to the cost of exiting equipment and facility leases, severance costs asset impairment charges, inventory exposures and other facility exit costs and other charges of $2,135 primarily related to the costs associated with the disengagement of a customer and the continued downturn. During fiscal year 2003, the Company recorded an additional charge for lease and other contract obligations of $326 primarily associated with the idling of equipment leases at the Donegal facility and recorded an adjustment to lease and other contract obligations related to the 2002 Plan of $4,123 for the expected or actual settlement of the amounts, including the Austin facility lease, for less than the originally estimated amounts. Also during fiscal year 2003, the Company recorded severance costs of $2,418 related to the additional severance for the closure or resizing of facilities pursuant to the 2002 Plan, and the change in senior management during the year. Of this amount, $239 was recorded during the first quarter of 2003 and related to severance costs associated with the closure of the Austin facility and the resizing of other facilities. The first and second quarter severance costs related to 110 plant and operational employees, primarily at the Austin and Mexico facilities. The Company also recorded during 2003 other facility exit costs of $96 related to additional costs incurred associated with the closure of the Charlotte facility. The Company also recorded an adjustment to other facility exit costs of $701 due to the settlement of certain obligations for less than the original estimated amounts.

During the first six months of 2003, the Company recorded lease and other contract obligations of $122 associated with the cost of idling of equipment leases at the Donegal facility. Adjustments to previously recorded lease and other contract obligations of $661 and to other facility exit costs of $303 relate to the Company settling certain obligations for less than the

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

9.	Restructuring and other charges (continued):

original estimated amounts. Severance costs of $556 relate to 110 plant and operational employees associated with the closure of the Austin facility and the resizing of other facilities. The Company also recorded a gain of $224 related to the disposal of assets previously written down at the Donegal and Austin facilities. During the second quarter of 2003, the Company recorded a discount of $389 on the prepayment of shareholder loans.

The following table details the related amounts included in accrued liabilities as at July 4, 2004 in respect of the 2002 Plan:

	Accrual at April 4, 2004	Cash payments	Accrual at July 4, 2004
Lease and other contract obligations	$5,555	$(1,334)	$4,221
Severance	503	(47)	456
Other facility exit costs	305	(125)	180

	$6,363	$(1,506)	$4,857

(b) Other charges (recoveries):

During the first quarter of 2004 the Company received proceeds of $287 from the sale of an asset previously written off. This amount has been recorded in selling, general and administrative expenses.

10.	Discontinued Operations:

(a) Appleton:

During the third quarter of 2003, the Company sold the manufacturing operations of the Appleton facility for cash proceeds of $3,058 and recorded a loss on disposition of $235. The Appleton facility has historically been included in the results of the United States segment (note 8).

The following information included in discontinued operations relates to the sale of the Appleton manufacturing operations:

	Three months ended		Six months ended
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Revenue	$—	$3,766	$—	$8,265
Earnings (loss) from discontinued operations	460	(3,450)	460	(3,751)

SMTC CORPORATION

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Three and six months ended July 4, 2004 and June 29, 2003

(Unaudited)

10.	Discontinued Operations (continued):

Included in the earnings (loss) from discontinued operations for the six months ended June 29, 2003 is a restructuring charge of $3,226 recorded during the second quarter of 2003, reflecting the write-down of the Appleton assets to the estimated realizable value and loss from operations for the three and six months ended June 29, 2003 of $224 and $525, respectively. Included in earnings (loss) from discontinued operations for the six months ended July 4, 2004 are proceeds from the settlement of a lawsuit of $243 and an adjustment to the remaining accrual for closing costs of $217.

(b) Cork:

In February 2002, the main customer of the Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, the Company announced that it was closing the Cork, Ireland facility and that it was taking steps to place the subsidiary that operated that facility in voluntary administration. Included in earnings (loss) from discontinued operations for the six months ended July 4, 2004 are proceeds from the liquidation of $377.

11.	Subsequent Events:

(a) In October 2004, the Company settled a legal suit related to a facility lease in Monterrey, Mexico. A recovery of $1,694 was recorded in the three months ending October 3, 2004 to adjust the provision recorded to the amount of the settlement.

(b) During the third quarter of 2004, the Company announced changes to its manufacturing operations as it continues to execute its transformation plan. This plan seeks to provide greater focus on new customer and new product introduction and technical activities, to improve capacity utilization and to align its cost structure to expected revenue. The Company’s Markham, Ontario facility will become the technical centre of excellence, with particular emphasis on assisting current and new customers to develop, prototype and bring new products to full production and will continue to manufacture low volume, high complexity printed circuit board assemblies. The Company’s Chihuahua, Mexico facility will serve as its primary assembly operation offering customers high quality services in a highly efficient, cost effective site. As the result of operational and administrative changes, the Company recorded severance charges of $1,026 in the three months ending October 3, 2004 relating to 99 and 69 employees at the Chihuahua, Mexico and Markham, Ontario facilities, respectively, and expects to incur further restructuring charges of approximately $1,000 related to a layoff of further employees, and relocation and transition costs during the fourth quarter of 2004.

(c) During the third quarter of 2004, the Company settled a claim in its favour for net proceeds of $1,822, related to a four year dispute over obsolete inventory with a former customer.

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated financial statements and our selected consolidated financial data have been prepared in accordance with United States GAAP.

Consolidated Statement of Operations Data:

(in millions, except per share amounts)

(Unaudited)

	Three months ended		Six months ended
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Revenue	$66.3	$70.7	$135.7	$152.2
Cost of sales	59.0	66.0	121.5	139.5

Gross profit	7.3	4.7	14.2	12.7
Selling, general and administrative expenses (a)	4.2	4.8	8.5	9.5
Amortization	1.1	1.0	2.3	1.9
Restructuring charges (adjustments) (a)	—	(0.4)	—	(0.1)

Operating earnings (loss)	2.0	(0.7)	3.4	1.4
Interest	1.2	1.3	2.5	2.8

Earnings (loss) before income taxes and discontinued operations	0.8	(2.0)	0.9	(1.4)
Income tax expense (b)	0.6	34.4	0.8	34.6

Earnings (loss) from continuing operations	0.2	(36.4)	0.1	(36.0)
Earnings (loss) from discontinued operations (c)	0.8	(3.5)	0.8	(3.8)

Earnings (loss)	1.0	(39.9)	$0.9	$(39.8)

Earnings (loss) per common share (d):

Basic earnings (loss) per share from continuing operations	$0.02	$(6.35)	$0.01	$(6.29)
Earnings (loss) per share from discontinued operations	0.09	(0.60)	0.12	(0.65)

Basic earnings (loss) per share	$0.11	$(6.95)	$0.13	$(6.94)
Diluted earnings (loss) per share	$0.11	$(6.95)	$0.13	$(6.94)

Weighted average number of shares outstanding (d):
Basic	9.1	5.7	7.4	5.7
Diluted	9.1	5.7	7.4	5.7

(a)	The Company recorded other charges of $0.3 million during the six months ended July 4, 2004 relating to proceeds received from the sale of an asset previously written off. This amount has been recorded in selling, general and administrative expenses. Refer to note 9 to our July 4, 2004 interim consolidated financial statements.

During the three months ended June 29, 2003, the Company recorded restructuring charges of $0.4 million relating to lease and other contract obligations and severance costs. The Company also recorded adjustments to previous recorded lease and other contract obligations and previously recorded facility exit costs of $1.0 million and a gain of $0.2 million related to the disposal of assets previously written down. During the second quarter of 2003 the Company also recorded an other charge of $0.4 million related to a discount on the prepayment of shareholder loans. Refer to note 9 to our July 4, 2004 interim consolidated financial statements.

During the six months ended June 29, 2003, the Company recorded restructuring charges of $0.7 million relating to lease and other contract obligations and severance costs. The Company also recorded adjustments to previous recorded lease and other contract obligations and previously recorded facility exit costs of $1.0 million and a gain of $0.2 million related to the disposal of assets previously written down. During the first six months of 2003 the Company also recorded an other charge of $0.4 million related to a discount on the prepayment of shareholder loans. Refer to note 7 to our July 4, 2004 interim consolidated financial statements.

(b)	The net tax expense recorded by the Company includes $0.5 million related to an intercompany dividend and $0.1 million related to taxes in certain jurisdictions. During the quarter ended July 4, 2004, the Company incurred tax on an intercompany dividend payment, of which approximately $9.3 million was offset against tax loss carryforwards. This had the effect of reducing the deferred tax asset and related valuation allowance by the same amount. Taxes related to income from discontinued operations were offset against tax loss carryforwards. During the second quarter of 2003 the Company performed its quarterly review of its deferred tax assets in accordance with SFAS No. 109. This review resulted in a decision to establish a full valuation allowance for its deferred tax assets. Refer to note 7 to our interim consolidated financial statements.

(c)	During the three months ended July 4, 2004, the Company recorded the receipt of distribution for the proceeds of the Cork liquidation of $0.4 million. Refer to note 10 to our July 4, 2004 interim consolidated financial statements.

During the third quarter of 2003, the Company sold the manufacturing operations of the Appleton facility for cash proceeds of $3.1 million. Included in earnings (loss) from discontinued operations for the three months and six months ended June 29, 2003 is a restructuring charge of $3.2 million reflecting the write-down of the assets to the estimated realizable value and a loss from operations of $0.3 million and $0.6 million, respectively. Included in earnings (loss) from discontinued operations for the three and six months ended July 4, 2004 are proceeds from the settlement of a lawsuit of $0.2 million and an adjustment to the remaining accrual for closing costs of $0.2 million. Refer to note 10 to our July 4, 2004 interim consolidated financial statements.

(d)	On October 4, 2004 the Company completed a reverse stock split of its issued and outstanding common stock whereby every five shares of common stock were exchanged for one common share, resulting in 7,775,181 common shares outstanding. The Company’s subsidiary, SMTC Manufacturing Corporation of Canada, completed a reverse stock split of its issued and outstanding exchangeable shares whereby every five exchangeable shares were exchanged for one exchangeable share, resulting in 6,866,152 exchangeable shares outstanding. All previously reported per share amounts have been retroactively adjusted to reflect the reverse stock split.

Consolidated Balance Sheet Data:

(in millions)

	July 4, 2004 (Unaudited)	December 31, 2003
Cash	$0.1	$0.2
Working capital (deficiency)	21.5	(55.2)
Total assets	103.2	108.8
Total debt, including current maturities	43.7	70.1
Shareholders’ equity (deficiency)	14.4	(21.3)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We provide advanced electronics manufacturing services, or EMS, to electronics industry original equipment manufacturers, or OEMs, primarily in the industrial, enterprise computing and networking, and communications market segments. We currently service our customers through five manufacturing and technology centers strategically located in key technology corridors in the United States, Canada and the cost-effective location of Mexico. Our full range of value-added supply chain services include product design, procurement, prototyping, advanced cable and harness interconnect, high-precision enclosures, printed circuit board assembly, test, final system build, comprehensive supply chain management, packaging, global distribution and after sales support.

As the technology sector grew rapidly in the years 1999 and 2000, we sought to take advantage of such growth and completed several acquisitions. When the technology sector declined, we found ourselves with significant excess capacity and incurred significant operating losses. As a result, in fiscal year 2001, we began an operational restructuring that is substantially complete and involved closing six and selling one of our manufacturing facilities.

In early 2004, we initiated a transformation plan designed to lower indebtedness, restore profitability and create growth. The transformation plan has several components, including refinancing, strategy development, capability strengthening and organization renewal.

In the first and second quarters of 2004, our priority was refinancing to strengthen our balance sheet by lowering total indebtedness, restructuring a major portion of remaining debt into longer terms and establishing a new secured credit facility. On June 1, 2004, we completed a recapitalization, which consisted of three main components: a private placement of equity securities, a transaction with SMTC’s pre-existing lenders to repay a portion of SMTC’s pre-existing debt and restructure the balance of SMTC’s pre-existing debt and a new secured credit facility with Congress Financial Corporation and its affiliates. We refer to the recapitalization in this report as the “Recapitalization Transaction.” The following summary briefly describes the material terms of the recapitalization.

Private Placement of Equity Securities (share amounts adjusted to reflect reverse stock split)

The private placement consisted of a committed private placement fully underwritten by a syndicate of Canadian investment dealers comprised of Orion Securities Inc., CIBC World Markets Inc., GMP Securities Limited and RBC Dominion Securities Inc. (collectively, the “Underwriters”) of 33,350,000 Special Warrants of SMTC Canada (each a “Special Warrant” and, collectively, the “Special Warrants”) to qualified investors at a price of C$1.20 (approximately US$0.90) per Special Warrant, representing an aggregate amount of issue of C$40.02 million, C$37.3 million net of underwriting expenses, or approximately US$29.4 million, US$26.6 million net of underwriting expenses, based on the exchange rate on March 3, 2004) (the “Offering”). While we completed the Offering of Special Warrants on March 3, 2004, the Special Warrants and the net proceeds from the Offering were held in escrow until June 1, 2004, until all conditions to release were satisfied. Proceeds were used for debt reduction and to fund working capital.

The Offering of Special Warrants included the following terms:

•	Each Special Warrant was exercisable, without any additional consideration, into one unit consisting of one-fifth of an exchangeable share, and one half of one warrant to purchase one-fifth of an exchangeable share. Each whole warrant is exercisable for one-fifth of an exchangeable share at an exercise price of C$9.25 per exchangeable share until March 3, 2009. The Special Warrants were exercised for units on June 2, 2004.

•	Subject to satisfaction of applicable legal requirements, each exchangeable share may be exchanged on a one-for-one basis for one share of common stock. Each exchangeable share, as nearly as practicable, is the economic equivalent of a share of common stock, and holders of exchangeable shares are entitled to dividend and liquidation rights and participation in a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the common stock to the same extent and on an economically equivalent basis as the holders of common stock. Holders of exchangeable shares are able to exercise essentially the same voting rights with respect to SMTC as they would have if they had exchanged their exchangeable shares for shares of common stock.

Transaction with SMTC’s Pre-existing Lenders

The Recapitalization Transaction included a transaction with SMTC’s pre-existing lenders, (the “Pre-existing Lenders”) under which SMTC:

•	repaid $40 million of debt at par;

•	exchanged $10 million of debt for $10 million of SMTC’s common stock and warrants valued on the same terms as the private placement; and

•	converted $27.5 million in debt into second lien subordinated debt with maturity ranging from four to five years.

In addition, all warrants issued (or required to be issued) to the Pre-existing Lenders prior to the closing of the Recapitalization Transaction were cancelled.

New Secured Credit Facility

In connection with the Recapitalization Transaction, we entered into new asset-based credit facilities with Congress Financial Corporation and its affiliates (“Congress”). The Congress Credit Facility is available to the Company’s U.S. and Canadian operating entities in a maximum amount of $40 million. The Congress Credit Facility includes a term loan of up to $2 million, which bears interest at the reference rate plus 1.00%, and a revolving loan that bears interest at the reference rate plus 0.50%. The reference rate is the Canadian prime rate for the loans in Canada and the U.S. prime rate for the loans in the United States. The Congress Credit Facility provides for customary fees, including a 1.00% closing fee, an unused line fee of 0.25% and a termination fee of up to 2.00%.

The Congress Credit Facility included the following terms:

•	The borrowing base for the revolving loan facilities provided by Congress is calculated using a formula based on (i) the lesser of 50% of the value of the eligible inventory of the Company’s U.S. and Canadian operating entities valued at the lower of cost or market value, or 85% of such inventory’s appraised value, both subject to a $5 million cap and (ii) 85% of the eligible accounts receivable of those entities.

•	The Congress Credit Facility includes a single financial covenant that requires the Company to maintain a specified level of consolidated EBITDA. The Company will be required to achieve consolidated EBITDA of $5.0 million cumulatively for the first two quarters of 2004, which the Company achieved, $7.5 million cumulatively for the first three quarters of 2004 and $11.0 million cumulatively for 2004 in total. Thereafter, the Company will be required to maintain consolidated EBITDA of $11.0 million on a rolling four quarter basis.

•	The Congress Credit Facility is secured by the current and future assets of the Company’s U.S. and Canadian operations. The security interest granted to Congress ranks senior to any security interest in favor of the Pre-existing Lenders.

•	The Congress Credit Facility includes representations, warranties, covenants and events of default that are customary for asset based credit facilities.

The Company drew approximately $12.5 million under the Congress Credit Facility at the closing of the Recapitalization Transaction on June 1, 2004.

Although the revolving credit facility has a three-year term, expiring in 2007, and the Company believes it will have the ability to maintain this debt outstanding for more than one year, the Company has classified its borrowings under the facility at July 4, 2004 as a current liability in accordance with the provisions set forth in Emerging Issues Task Force 95-22 Balance Sheet Classifications, Borrowings Outstanding Under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement (“EITF 95-22”). EITF 95-22 requires revolving credit agreements with a required lock-box arrangement that include subjective acceleration clauses to be classified as current liabilities. Accordingly, the accompanying balance sheets have been restated and borrowings under the revolving credit facility previously reported as a long-term liability, amounting to $13,307 at July 4, 2004, have been reclassified to a current liability.

On November 16, 2004, the Company, together with Congress, executed a letter of understanding amending the terms of the revolving credit facility. The letter of understanding provides that, at the Company’s option, it may elect to use a “springing lock-box” arrangement whereby remittances from customers are forwarded to the Company’s general bank account and the Company is not required to reduce the borrowings under the facility unless certain conditions exist.

Pursuant to the letter of understanding, should the Company elect to change to the springing lock-box arrangement, availability under the facility may be reduced by the eligible inventory. The Company will be required to revert back to a required lock-box arrangement if (a) availability under the revolving credit facility is less than the greater of (i) $2,500 or (ii) 25% of the outstanding borrowings under the credit facility or (b) the occurrence of an event of default. Management does not foresee being precluded from exercising the option of converting to a springing lock-box based on its expected financing needs over the next twelve months however, due to the effective cash management aspect of the current lock-box arrangement, the Company has no plans to move to a springing lock-box arrangement at this time.

The letter of understanding, although signed subsequent to the third quarter of 2004, qualified as a refinancing of the revolving credit facility in effect at the end of the third quarter of 2004 and as such, the debt was classified as long-term at October 3, 2004. The Company has the option to use a springing lock-box arrangement and based on management’s assessment of the subjective acceleration clauses at the end of the third quarter of 2004, the debt was classified as long-term.

Certain Effects of the Recapitalization Transaction

•	Upon the closing of the Recapitalization Transaction, SMTC’s overall indebtedness was decreased by approximately $37.5 million. As of July 4, 2004, SMTC’s aggregate indebtedness under the Credit Facilities was $43.7 million.

•	Excluding the effects of the October 4, 2004 one for five reverse stock split, shares of SMTC’s common stock (including shares of common stock issuable upon exchange of outstanding exchangeable shares of our subsidiary SMTC Canada) outstanding immediately prior to the closing of the Recapitalization Transaction, after the closing of the Recapitalization Transaction and after the exercise of the warrants underlying the Special Warrants and the warrants that were issued to our Pre-existing Lenders are set forth in the following table:

	Common Shares	Exchangeable Shares	Total
Existing stockholders as at May 28, 2004	24,375,718	4,314,061	28,689,779
Shares issued in connection with the exercise of the Special Warrants	—	33,350,000	33,350,000
Shares issued to Pre-existing Lenders in exchange for debt	11,166,947	—	11,166,947

Total shares outstanding post closing of Recapitalization Transaction	35,542,665	37,664,061	73,206,726
Exchangeable shares issuable upon exercise of the warrants	—	16,675,000	16,675,000
Common stock issuable to Pre-existing Lenders upon exercise of warrants	5,583,475	—	5,583,475

Total shares outstanding post closing at June 1, 2004(a)	41,126,140	54,339,061	95,465,201

(a)	Assumes that all warrants are exercised and that no options are exercised.

The following table approximates the shares of SMTC’s common stock (including shares of common stock issuable upon exchange of outstanding exchangeable shares of our subsidiary SMTC Canada) outstanding immediately prior to the closing of the Recapitalization Transaction, after the closing of the Recapitalization Transaction and after the exercise of the warrants underlying the Special Warrants and the warrants that were issued to our Pre-existing Lenders, after giving effect to the one for five reverse stock split:

	Common Shares	Exchangeable Shares	Total
Existing stockholders as at May 28, 2004, after the effects of the reverse stock split	4,875,144	862,812	5,737,956
Shares issued in connection with the exercise of the Special Warrants, after the effects of the reverse stock split	—	6,670,000	6,670,000
Shares issued to Pre-existing Lenders in exchange for debt, after the effects of the reverse stock split	2,233,389	—	2,233,389

Total shares outstanding post closing of Recapitalization Transaction, after the effects of the reverse stock split	7,108,533	7,532,812	14,641,345
Exchangeable shares issuable upon exercise of the warrants, after the effects of the reverse stock split	—	3,335,000	3,335,000
Common stock issuable to Pre-existing Lenders upon exercise of warrants, after the effects of the reverse stock split	1,116,698	—	1,116,698

Total shares outstanding post closing at June 1, 2004, after the effects of the reverse stock split (a)	8,225,231	10,867,812	19,093,043

(a)	Assumes that all warrants are exercised and that no options are exercised.

Corporate History

SMTC Corporation is the result of the July 1999 combination of Surface Mount and HTM. Surface Mount was established in Toronto, Ontario in 1985. HTM was established in Denver, Colorado in 1990. SMTC was established in Delaware in 1998. After the combination, we purchased Zenith Electronics’ facility in Chihuahua, Mexico, which expanded our cost-effective manufacturing capabilities in an important geographic region. In September 1999, we established a manufacturing presence in the Northeastern United States and expanded our value-added services to include high precision enclosure capabilities by acquiring Boston, Massachusetts based W.F. Wood. In July 2000, we acquired Pensar Corporation, an EMS company specializing in design engineering and headquartered in Appleton, Wisconsin. On July 27, 2000, we consummated an initial public offering of 6,625,000 shares of our common stock and 4,375,000 exchangeable shares of our subsidiary SMTC Manufacturing Corporation of Canada, or SMTC Canada. Each exchangeable share of SMTC Canada is exchangeable at the option of the holder at any time into one share of our common stock, subject to compliance with applicable securities laws. On August 18, 2000, we sold an additional 1,650,000 shares of common stock upon exercise of the underwriters’ over-allotment option. In November 2000, we acquired Qualtron Teoranta, a provider of specialized cable and harness interconnect assemblies, based in Donegal, Ireland and with a subsidiary in Haverhill, Massachusetts. In fiscal 2001, we closed our facilities in Denver, Colorado and Haverhill, Massachusetts. In fiscal 2002, we closed our facility in Cork, Ireland. In fiscal 2003, we closed our facilities in Donegal, Ireland, Austin, Texas and Charlotte, North Carolina and sold the majority of our operations in Appleton, Wisconsin.

Results of Operations

Our contractual arrangements with our key customers generally provide a framework for our overall relationship with our customer. Revenue from the sale of products is recognized when goods are shipped to customers since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, all customer-specified test criteria have been met and the earnings process is complete. The Company also derives revenue from engineering and design services. Service revenue is recognized as services are performed. Actual production volumes are based on purchase orders for the delivery of products. Typically, these orders do not commit to firm production schedules for more than 30 to 90 days in advance. To minimize inventory risk, generally we order materials and components only to the extent necessary to satisfy existing customer forecasts or purchase orders. Fluctuations in material costs typically are passed through to customers. We may agree, upon request from our customers, to temporarily delay shipments, which causes a corresponding delay in our revenue recognition.

Our fiscal year end is December 31. The consolidated financial statements of SMTC are prepared in accordance with United States GAAP, which conforms in all material respects to Canadian GAAP, except as disclosed in Note 19 to the December 31, 2003 annual consolidated financial statements. In 2001 the amortization and the write-down of goodwill related to the Qualtron Teoranta acquisition are $0.2 million and $2.2 million lower, respectively, under Canadian GAAP. Under United States GAAP, the shares issued as consideration in the Qualtron Teoranta acquisition were valued using the share price at the announcement date of the acquisition and under Canadian GAAP, the shares were valued on the consummation date. In 2002, the transitional goodwill impairment charge of $55.6 million was recognized in opening retained earnings under Canadian GAAP. Under United States GAAP, the cumulative adjustment was recognized in earnings during 2002. There were no Canadian GAAP differences in 2003.

The following table sets forth certain operating data as a percentage of revenue for the periods ended:

(Unaudited)

	Three months ended		Six months ended
	July 4, 2004	June 29, 2003	July 4, 2004	June 29, 2003
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	89.0	93.3	89.5	91.7

Gross profit	11.0	6.7	10.5	8.3
Selling, general and administrative expenses	6.3	6.8	6.3	6.2
Amortization	1.7	1.4	1.7	1.3
Restructuring charges (adjustments)	—	(0.6)	—	(0.1)

Operating earnings (loss)	3.0	(1.0)	2.5	0.9
Interest	1.8	1.8	1.9	1.8

Earnings (loss) before income taxes and discontinued operations	1.2	(2.8)	0.7	(0.9)
Income tax expense	0.9	48.7	0.6	22.7

Earnings (loss) from continuing operations	0.3	(51.5)	0.1	(23.6)
Earnings (loss) from discontinued operations	1.2	(4.9)	—	(2.5)

Earnings (loss)	1.5%	(56.4)%	0.1%	(26.1)%

Quarter ended July 4, 2004 compared to quarter ended June 29, 2003

Revenue

Revenue decreased $4.4 million, or 6.2%, from $70.7 million for the second quarter of 2003 to $66.3 million for the second quarter of 2004. The decline in revenue primarily resulted from lower production volume from Alcatel as certain programs near completion, resulting in approximately $8.8 million in lower revenue in the quarter. Revenue was also lower from IBM, which was partially offset by increases from Square D, Ingenico and other top 10 customers. During the second quarter of 2004 the Company continued its focus on the industrial sector resulting in a substantial change to the product mix from the second quarter of 2003. The industrial sector represented 61.5% of total sales for the second quarter of 2004, compared to 44.6% for the same period in 2003. The proportion of sales to both the enterprise computing and networking and the communications sectors declined to 28.2% and 10.3% respectively during the second quarter of 2004 from 38.7% and 16.7% respectively for the same period in 2003.

During the second quarter of 2004, we recorded approximately $2.4 million of sales of raw materials inventory to customers, which carried no margin, compared to $2.2 million for the same period in 2003. The Company purchases raw materials based on customer purchase orders. To the extent the customer requires these orders to be altered or changed, the customer is generally obligated to purchase the original on-order raw material.

Due to changes in market conditions, the life cycle of products, the nature of specific programs and other factors, customer volumes produced by the Company typically vary from quarter to quarter. Through the course of the current year, we expect that business for certain customers is likely to grow as customer programs ramp up to meet market demand. Conversely, we also expect business for certain customers to decline as certain product programs near completion. For the second quarter, the Company’s ten largest customers represented approximately 86% of revenue. Revenue from our three largest customers was $12.2 million from Ingenico, $11.2 million from IBM, and $7.5 million from Square D representing 18.4%, 16.9% and 11.3%, respectively, of total revenue for the period. This compares with revenue from IBM of $20.0 million and Ingenico of $10.0 million for the second quarter of 2003 representing 28.2%, and 14.2%, respectively, of total revenue for the period. No other customers represented more than 10% of revenue in either period. Through the balance of the current year, we expect the revenue mix from our various customers to change such that Square D is likely not to represent over 10% of our revenues in the latter half of the year as its major program with SMTC nears completion.

The Company operates in a highly competitive and dynamic marketplace in which current and prospective customers from time to time seek to lower their costs through a competitive tendering process among EMS providers. This process creates an opportunity to increase revenue to the extent we are successful in the tender process, however there is also the potential for revenue decline to the extent we are unsuccessful in this process. Furthermore, even if we are successful, there is potential for our margins to decline. If we lose any of our larger product lines manufactured for one of our customers, we could experience further declines in revenue.

During the second quarter of 2004, 48.2% of our revenue was manufactured in Mexico, 30.7% in Canada, and 21.1% in the United States. For the second quarter of 2003, 42.3% of our revenue was manufactured in Mexico, 31.3% in the United States, 25.2% in Canada and 1.2% in Europe. We terminated manufacturing in Europe during the second quarter of 2003.

Gross Profit

Gross profit increased $2.6 million from $4.7 million, or 6.7% of revenue, for the second quarter of 2003 to $7.3 million, or 11.0% of revenue, for the second quarter of 2004. The improvement in gross profit and margin primarily is due to the effect of the change in customer mix. Gross margins improved as a result of a higher concentration of sales to the industrial sector relative to both the enterprise computing and networking and communications sectors. Margins in the industrial sector are typically higher due to a greater degree of product customization and smaller, more diversified lot sizes.

The Company writes down estimated obsolete or excess inventory for the difference between the cost of inventory and estimated realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers and the ability to sell back inventory to customers or suppliers. If these estimates change, additional write-downs may be required.

Selling, General & Administrative Expenses

Selling, general and administrative expenses decreased $0.6 million from $4.8 million, or 6.8% of revenue, for the second quarter of 2003 to $4.2 million, or 6.3% of revenue, for the second quarter of 2004. The decrease in selling, general and administrative expenses in absolute dollars and as a percentage of revenue is a result of corporate wide cost containment measures.

The Company determines the allowance for doubtful accounts for estimated credit losses based on the length of time the receivables have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Amortization

Amortization of intangible assets of $1.1 million for the second quarter of 2004 and $1.0 million for the second quarter of 2003 include the amortization of deferred finance costs related to the establishment of our senior credit facility in July 2000 and subsequent amendments thereto.

The costs associated with our credit facilities of $3.3 million are being amortized over the term of the debt.

Restructuring and Other Charges

2001 plan:

During 2001, in response to excess capacity caused by the slowing technology end market, the Company commenced a restructuring program aimed at reducing its cost structure (the “2001 Plan”).

Accordingly, the Company recorded restructuring and other charges related to the 2001 Plan of $67.2 million, consisting of a write-down of goodwill and other intangible assets, the costs associated with exiting or resizing facilities and the write-down of inventory related to the closure of a facility. During fiscal year 2003, the Company recorded an additional charge for lease and other contract obligations related to the 2001 Plan of $2.2 million due to a revision in the estimate of sub-lease recoveries associated with the facility lease in Monterrey, Mexico. The Company also recorded an adjustment to other facility exit costs of $0.2 million during fiscal year 2003 related to the 2001 Plan due to the settlement of certain obligations for less than the original estimated amounts.

There were no restructuring and other charges related to the 2001 Plan recorded during the second quarters of 2004 and 2003.

The following table details the related amounts included in accrued liabilities as at July 4, 2004 relating to the 2001 Plan:

(in millions)	Accrual at April 4, 2004	Cash payments	Accrual at July 4, 2004
Lease and other contract obligations	$2.7	$(0.1)	$2.6

The following table discloses the restructuring amounts included in accrued liabilities by segment relating to the 2001 Plan:

(in millions)	Accrual at April 4, 2004	Cash payments	Accrual at July 4, 2004
US	$0.5	$(0.1)	$0.4
Canada	2.2	—	2.2

	$2.7	$(0.1)	$2.6

In October 2004, the Company settled a legal suit related to the facility lease in Monterrey, Mexico. A recovery of $1.7 million was recorded in the third quarter of 2004 to adjust the provision to the amount of the settlement.

2002 plan:

In response to the continuing industry economic downturn, the Company took further steps to realign its cost structure and plant capacity (the “2002 Plan”) and announced third and fourth quarter net restructuring charges of $36.9 million related to the cost of exiting equipment and facility leases, severance costs asset impairment charges, inventory exposures and other facility exit costs. During fiscal year 2003, the Company recorded an additional charge for lease and other contract obligations of $0.3 million primarily associated with the idling of equipment leases at the Donegal facility and recorded an adjustment to lease and other contract obligations related to the 2002 Plan of $4.1 million for the expected or actual settlement of the amounts, including the Austin facility lease, for less than the originally estimated amounts. Also during fiscal year 2003, the Company recorded severance costs of $2.4 million related to the additional severance for the closure or resizing of facilities pursuant to the 2002 Plan, and the change in senior management during the year and other facility exit costs of $0.1 million related to additional costs incurred associated with the closure of the Charlotte facility. The Company also recorded an adjustment to other facility exit costs of $0.7 million during fiscal year 2003 due to the settlement of certain obligations for less than the original estimated amounts.

There were no restructuring and other charges related to the 2002 Plan recorded during the second quarter of 2004. The following table details the components of the restructuring and other charges related to the 2002 Plan recorded in the second quarter of 2003:

(in millions)	Quarter ended June 29, 2003
Lease and other contract obligations	$0.1
Adjustments to previously recorded lease and other contract obligations	(0.7)
Severance	0.3
Adjustments to other facility exit costs	(0.3)
Proceeds on assets previously written down	(0.2)
Other charges	0.4

$(0.4)

Lease and other contract obligations of $0.1 million are associated with the cost of idling of equipment leases at the Donegal facility. Adjustments to previously recorded lease and other contract obligations of $0.7 million and to other facility exit costs of $0.3 million relate to the Company settling certain obligations for less than the original estimated amounts. Severance costs of $0.3 million relate to 110 plant and operational employees associated with the closure of the Austin facility and the resizing of other facilities. The Company also recorded a gain of $0.2 million related to the disposal of assets previously written down at the Donegal and Austin facilities.

During the second quarter of 2003, the Company recorded a discount of $0.4 million on the prepayment of shareholder loans that had a carrying value of $4.2 million, resulting in net proceeds of $3.8 million.

The following table details the related amounts included in accrued liabilities as at July 4, 2004 relating to the 2002 Plan:

(in millions)	Accrual at April 4, 2004	Cash payments	Accrual at July 4, 2004
Lease and other contract obligations	$5.6	$(1.4)	$4.2
Severance	0.5	—	0.5
Other facility exit costs	0.3	(0.1)	0.2

	$6.4	$(1.5)	$4.9

The following table discloses the restructuring amounts included in accrued liabilities by segment relating to the 2002 Plan:

(in millions)	Accrual at April 4, 2004	Cash payments	Accrual at July 4, 2004
US	$3.8	$(0.8)	$3.0
Canada	1.4	(0.3)	1.1
Mexico	1.2	(0.4)	0.8

	$6.4	$(1.5)	$4.9

We expect the majority of the remaining restructuring accrual related to severance charges and equipment lease obligations to be paid by the end of fiscal year 2005. We are attempting to negotiate a settlement of the remaining facility lease obligations.

The restructuring charges are based on certain estimates and assumptions using the best available information at the time and are subject to change.

2004 plan:

During the third quarter of 2004, the Company announced changes to its manufacturing operations as it continues to execute its transformation plan, to provide greater focus on new customer and new product introduction and technical activities, to improve capacity utilization and to align its cost structure to expected revenue. The Company’s Markham, Ontario facility will become the technical centre of excellence, with particular emphasis on assisting current and new customers to develop, prototype and bring new products to full production and will continue to manufacture low volume, high complexity printed circuit board assemblies. The Company’s Chihuahua, Mexico facility will serve as SMTC’s primary assembly operation offering customers high quality services in a highly efficient, cost effective site. As the result of operational and administrative changes, in the third quarter of 2004, the Company recorded severance charges of $1.0 million relating to 99 and 69 employees at the Chihuahua, Mexico and Markham, Ontario facilities, respectively, and expects to incur further restructuring charges of approximately $1.0 million related to a layoff of further employees, and relocation and transition costs during the fourth quarter of 2004. Also, during the third quarter of 2004, the Company settled a claim in its favour for net proceeds of $1.8 million, related to a four year dispute over obsolete inventory with a former customer.

Interest Expense

Interest expense decreased $0.1 million from $1.3 million for the second quarter of 2003 to $1.2 million for the second quarter of 2004 due to lower average debt outstanding during the second quarter of 2004, partially offset by higher interest rates. The weighted average interest rates with respect to the debt for second quarter of 2003 and 2004 were 7.1% and 7.2%, respectively.

Income Tax Expense

The net tax expense recorded by the Company includes $0.5 million related to an intercompany dividend and $0.1 million related to taxes in certain jurisdictions.

During the quarter ended July 4, 2004, the Company incurred tax on an intercompany dividend payment, of which approximately $9.3 million was offset against tax loss carryforwards. This had the effect of reducing the deferred tax asset and related valuation allowance by the same amount.

Taxes related to income from discontinued operations were offset against tax loss carryforwards.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. FASB Statement No. 109, Accounting for Income Taxes, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years in the jurisdictions to which the deferred tax assets relate. As a result of the quarterly review undertaken at the end of the second quarter of 2003, the Company concluded that given the weakness and uncertainty in the current economic environment, it was appropriate to establish a full valuation allowance for the deferred tax assets arising from its operations in the jurisdictions to which the deferred tax assets relate. As a result, the total valuation allowance for deferred tax assets in all jurisdictions worldwide increased from approximately $34.5 million at December 31, 2002 to approximately $68.4 million at December 31, 2003. In addition, the Company expects to provide a full valuation allowance on future tax benefits until it can demonstrate a sustained level of profitability that establishes its ability to utilize the assets in the jurisdictions to which the assets relate.

At December 31, 2003, the Company had total net operating loss carryforwards of approximately $142.4 million, of which $4.2 million will expire in 2010, $0.3 million will expire in 2011, $1.3 million will expire in 2012, $1.6 million will expire in 2018, $81.2 million will expire in 2021, $20.2 million will expire in 2022 and $33.6 million will expire in 2023.

Whether or not the recapitalization results in an ownership change for purposes of Section 382 of the Internal Revenue Code, which imposes a limitation on a corporation’s use of net operating loss (“NOL”) carryforwards following an “ownership change,” depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. Because the tax law governing the exchangeable shares is unclear, it is uncertain whether Section 382 will apply to the recapitalization. If deemed applicable, Section 382 would limit the amount of NOLs available to offset taxable income in future years and would preclude the full utilization of the Company’s NOLs.

Discontinued Operations

Appleton:

During the third quarter of 2003, the Company sold the manufacturing operations of the Appleton facility for cash proceeds of $3.1 million and recorded a loss on disposal of $0.2 million.

The following information included in discontinued operations relates to the sale of the Appleton manufacturing operations:

	Quarter ended
(in millions)	July 4, 2004	June 29, 2003
Revenue	$—	$3.8

Earnings (loss) from discontinued operations	$0.4	$(3.5)

Included in the earnings (loss) from discontinued operations for the second quarter of 2003 is a restructuring charge of $3.2 million reflecting the write-down of the Appleton assets to the estimated realizable value and loss from operations of $0.3 million.

Included in earnings (loss) from discontinued operations for the second quarter of 2004 the Company recorded proceeds from the settlement of a lawsuit of $0.2 million and an adjustment to the remaining accrual for closing costs of $0.2 million.

Cork:

In February 2002, the main customer of the Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, the Company announced that it was closing the Cork, Ireland facility and that it was taking steps to place the subsidiary that operated that facility in voluntary administration. During the second quarter of 2004 the Company received a distribution from the proceeds of the liquidation of $0.4 million.

Six months ended July 4, 2004 compared to the six months ended June 29, 2003

Revenue

Revenue decreased $16.5 million, or 10.8%, from $152.2 million for the first six months of 2003 to $135.7 million for the first six months of 2004. The decline in revenue primarily resulted from lower production volume from Alcatel as certain programs near completion, resulting in approximately $13.8 million in lower revenue for the first six months of 2004. Revenue was also lower from IBM, which was partially offset by increases from Square D, Ingenico and other top 10 customers. During the first six months of 2004 the Company continued its focus on the industrial sector resulting in a substantial change to the product mix from the first six months of 2003. The industrial sector represented 59.9% of total sales for the first six months of 2004, compared to 41.6% for the same period in 2003. The proportion of sales to both the enterprise computing and networking and the communications sectors declined to 28.5% and 11.6% respectively during the first six months of 2004 from 38.3% and 20.2% respectively for the same period in 2003.

During the first six months of 2004, we recorded approximately $4.5 million of sales of raw materials inventory to customers, which carried no margin, compared to $4.4 million for the same period in 2003. The Company purchases raw materials based on customer purchase orders. To the extent the customer requires these orders to be altered or changed, the customer is generally obligated to purchase the original on-order raw material.

Due to changes in market conditions, the life cycle of products, the nature of specific programs and other factors, customer volumes produced by the Company typically vary from quarter to quarter. Through the course of the current year, we expect that business for certain customers is likely to grow as customer programs ramp up to meet market demand. Conversely, we also expect business for certain customers to decline as certain product programs near completion. For the first six months of 2004, the Company’s ten largest customers represented approximately 86% of revenue. Revenue from our three largest customers was $25.0 million from IBM, $24.1 million from Ingenico and $18.5 million from Square D representing 18.4%, 17.7% and 13.7%, respectively, of total revenue for the period. This compares with revenue from IBM of $40.0 million, Alcatel of $18.9 million and Ingenico of $18.4 million for the first six months of 2003 representing 26.3%, 12.4% and 12.1%, respectively, of total revenue for the period. No other customers represented more than 10% of revenue in either period. Through the balance of the current year, we expect the revenue mix from our various customers to change such that Square D is likely not to represent over 10% of our revenues in the latter half of the year as its major program with SMTC nears completion.

The Company operates in a highly competitive and dynamic marketplace in which current and prospective customers from time to time seek to lower their costs through a competitive tendering process among EMS providers. This process creates an opportunity to increase revenue to the extent we are successful in the tender process, however there is also the potential for revenue decline to the extent we are unsuccessful in this process. Furthermore, even if we are successful, there is potential for our margins to decline. If we lose any of our larger product lines manufactured for one of our customers, we could experience further declines in revenue.

During the first six months of 2004, 54.1% of our revenue was manufactured in Mexico, 27.0% in Canada, and 18.9% in the United States. For the first six months of 2003, 37.5% of our revenue was manufactured in the United States, 37.4% in Mexico, 23.5% from Canada and 1.5% from Europe. We terminated manufacturing in Europe during the second quarter of 2003.

Gross Profit

Gross profit increased $1.5 million from $12.7 million, or 8.3% of revenue, for the first six months of 2003 to $14.2 million, or 10.5% of revenue, for the first six months of 2004. The improvement in gross profit primarily is due to the change in customer mix. Gross margins improved as a result of a higher concentration of sales to the industrial sector relative to both the enterprise computing and networking and communications sectors. Margins in the industrial sector are typically higher due to a greater degree of product customization and smaller, more diversified lot sizes.

The Company writes down estimated obsolete or excess inventory for the difference between the cost of inventory and estimated realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers and the ability to sell back inventory to customers or suppliers. If these estimates change, additional write-downs may be required.

Selling, General & Administrative Expenses

Selling, general and administrative expenses decreased $1.0 million from $9.5 million for the first six months of 2003 to $8.5 million for the first six months of 2004. Selling, general and administrative expenses for the first six months of 2004 include an adjustment of $0.3 million related to proceeds received on the sale of an asset previously written off. Excluding this adjustment, selling, general and administrative expenses decreased $0.7 million from $9.5 million, or 6.2% of revenue, for the first six months of 2003, to $8.8 million, or 6.5% of revenue for the first six months of 2004. The decrease in selling, general and administrative expenses is a result of corporate wide cost containment measures. The increase in selling, general and administrative expenses as a percentage of revenue is due to the lower revenue base.

The Company determines the allowance for doubtful accounts for estimated credit losses based on the length of time the receivables have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Amortization

Amortization of intangible assets of $2.3 million for the first six months of 2004 and $1.9 million for the first six months of 2003 include the amortization of deferred finance costs related to the establishment of our senior credit facility in July 2000 and subsequent amendments thereto.

The costs associated with our credit facilities of $3.3 million are being amortized over the term of the facility.

Restructuring and Other Charges

2001 plan:

During 2001, in response to excess capacity caused by the slowing technology end market, the Company commenced a restructuring program aimed at reducing its cost structure (the “2001 Plan”). Accordingly, the Company recorded restructuring and other charges related to the 2001 Plan of $67.2 million, consisting of a write-down of goodwill and other intangible assets, the costs associated with exiting or resizing facilities and the write-down of inventory related to the closure of a facility. During fiscal year 2003, the Company recorded an additional charge for lease and other contract obligations related to the 2001 Plan of $2.2 million due to a revision in the estimate of sub-lease recoveries associated with the facility lease in Monterrey, Mexico. The Company also recorded an adjustment to other facility exit costs of $0.2 million during fiscal year 2003 related to the 2001 Plan due to the settlement of certain obligations for less than the original estimated amounts.

There were no restructuring and other charges related to the 2001 Plan recorded during the first six months of 2004 and 2003.

The following table details the related amounts included in accrued liabilities as at July 4, 2004 relating to the 2001 Plan:

(in millions)	Accrual at December 31, 2003	Cash payments	Accrual at July 4, 2004
Lease and other contract obligations	$2.9	$(0.3)	$2.6

The following table discloses the restructuring amounts included in accrued liabilities by segment relating to the 2001 Plan:

(in millions)	Accrual at December 31, 2003	Cash payments	Accrual at July 4, 2004
US	$0.7	$(0.3)	$0.4
Canada	2.2	—	2.2

	$2.9	$(0.3)	$2.6

In October 2004, the Company settled a legal suit related to the facility lease in Monterrey, Mexico. A recovery of $1.7 million was recorded in the third quarter of 2004 to adjust the provision to the amount of the settlement.

2002 plan:

In response to the continuing industry economic downturn, the Company took further steps to realign its cost structure and plant capacity (the “2002 Plan”) and announced third and fourth quarter net restructuring charges of $36.9 million related to the cost of exiting equipment and facility leases, severance costs asset impairment charges, inventory exposures and other facility exit costs. During fiscal year 2003, the Company recorded an additional charge for lease and other contract obligations of $0.3 million primarily associated with the idling of equipment leases at the Donegal facility and recorded an adjustment to lease and other contract obligations related to the 2002 Plan of $4.1 million for the expected or actual settlement of the amounts, including the Austin facility lease, for less than the originally estimated amounts. Also during fiscal year 2003, the Company recorded severance costs of $2.4 million related to the additional severance for the closure or resizing of facilities pursuant to the 2002 Plan, and the change in senior management during the year and other facility exit costs of $0.1 million related to additional costs incurred associated with the closure of the Charlotte facility. The Company also recorded an adjustment to other facility exit costs of $0.7 million during fiscal year 2003 due to the settlement of certain obligations for less than the original estimated amounts.

There were no restructuring and other charges related to the 2002 Plan recorded during the first six months of 2004. The following table details the components of the restructuring and other charges related to the 2002 Plan recorded during the first six months of 2003:

(in millions)	Six months ended June 29, 2003
Lease and other contract obligations	$0.1
Adjustments of previously recorded lease and other contract obligations	(0.7)
Severance	0.6
Adjustments to other facility exit costs	(0.3)
Proceeds on assets previously written down	(0.2)
Other charges	0.4

$(0.1)

Lease and other contract obligations of $0.1 million are associated with the cost of idling of equipment leases at the Donegal facility. Adjustments to previously recorded lease and other contract obligations of $0.7 million and to other facility exit costs of $0.3 million relate to the Company settling certain obligations for less than the original estimated amounts. Severance costs of $0.6 million relate to 110 plant and operational employees associated with the closure of the Austin facility and the resizing of other facilities. The Company also recorded a gain of $0.2 million related to the disposal of assets previously written down at the Donegal and Austin facilities.

The following table details the related amounts included in accrued liabilities as at July 4, 2004 relating to the 2002 Plan:

(in millions)	Accrual at December 31, 2003	Cash payments	Accrual at July 4, 2004
Lease and other contract obligations	$6.7	$(2.5)	$4.2
Severance	0.6	(0.1)	0.5
Other facility exit costs	0.3	(0.1)	0.2

	$7.6	$(2.7)	$4.9

The following table discloses the restructuring amounts included in accrued liabilities by segment relating to the 2002 Plan:

(in millions)	Accrual at December 31, 2003	Cash payments	Accrual at July 4, 2004
US	$4.3	$(1.3)	$3.0
Canada	1.7	(0.6)	1.1
Mexico	1.6	(0.8)	0.8

	$7.6	$(2.7)	$4.9

We expect the majority of the remaining restructuring accrual related to severance charges and equipment lease obligations to be paid by the end of fiscal year 2005. We are attempting to negotiate a settlement of the remaining facility lease obligations.

The restructuring charges are based on certain estimates and assumptions using the best available information at the time and are subject to change.

In light of the Company’s plan to lower its bank indebtedness, it requested that certain shareholder loans be repaid prior to the expiration of the term. Accordingly, during the second quarter of 2003, the Company recorded a discount of $0.4 million on the prepayment of shareholder loans that had a carrying value of $4.2 million, resulting in net proceeds of $3.8 million.

2004 plan:

During the third quarter of 2004, the Company announced changes to its manufacturing operations as it continues to execute its transformation plan, to provide greater focus on new customer and new product introduction and technical activities, to improve capacity utilization and to align its cost structure to expected revenue. The Company’s Markham, Ontario facility will become the technical centre of excellence, with particular emphasis on assisting current and new customers to develop, prototype and bring new products to full production and will continue to manufacture low volume, high complexity printed circuit board assemblies. The Company’s Chihuahua, Mexico facility will serve as SMTC’s primary assembly operation offering customers high quality services in a highly efficient, cost effective site. As the result of operational and administrative changes, in the third quarter of 2004, the Company recorded severance charges of $1.0 million relating to 99 and 69 employees at the Chihuahua, Mexico and Markham, Ontario facilities, respectively, and expects to incur further restructuring charges of approximately $1.0 million related to a layoff of further employees, and relocation and transition costs during the fourth quarter of 2004. Also, during the third quarter of 2004, the Company settled a claim in its favour for net proceeds of $1.8 million, related to a four year dispute over obsolete inventory with a former customer.

Interest Expense

Interest expense decreased $0.3 million from $2.8 million for the first six months of 2003 to $2.5 million for the first six months of 2004 due to lower average debt outstanding during the first six months of 2004. The weighted average interest rates with respect to the debt for first six months of 2003 and 2004 was 7.3%.

Income Tax Expense

The net tax expense recorded by the Company includes $0.5 million related to an intercompany dividend and $0.1 million related to taxes in certain jurisdictions.

During the quarter ended July 4, 2004, the Company incurred tax on an intercompany dividend payment, of which approximately $9.3 million was offset against tax loss carryforwards. This had the effect of reducing the deferred tax asset and related valuation allowance by the same amount.

Taxes related to income from discontinued operations were offset against tax loss carryforwards.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. FASB Statement No. 109, Accounting for Income Taxes, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years in the jurisdictions to which the deferred tax assets relate. As a result of the quarterly review undertaken at the end of the second quarter of 2003, the Company concluded that given the weakness and uncertainty in the current economic environment, it was appropriate to establish a full valuation allowance for the deferred tax assets arising from its operations in the jurisdictions to which the deferred tax assets relate. As a result, the total valuation allowance for deferred tax assets in all jurisdictions worldwide increased from approximately $34.5 million at December 31, 2002 to approximately $68.4 million at December 31, 2003. In addition, the Company expects to provide a full valuation allowance on future tax benefits until it can demonstrate a sustained level of profitability that establishes its ability to utilize the assets in the jurisdictions to which the assets relate.

At December 31, 2003, the Company had total net operating loss carryforwards of approximately $142.4 million, of which $4.2 million will expire in 2010, $0.3 million will expire in 2011, $1.3 million will expire in 2012, $1.6 million will expire in 2018, $81.2 million will expire in 2021, $20.2 million will expire in 2022 and $33.6 million will expire in 2023.

Whether or not the recapitalization results in an ownership change for purposes of Section 382 of the Internal Revenue Code, which imposes a limitation on a corporation’s use of NOL carryforwards following an “ownership change,” depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. Because the tax law governing the exchangeable shares is unclear, it is uncertain whether Section 382 will apply to the recapitalization. If deemed applicable, Section 382 would limit the amount of NOLs available to offset taxable income in future years and would preclude the full utilization of the Company’s NOLs.

Discontinued Operations

During the third quarter of 2003, the Company sold the manufacturing operations of the Appleton facility for cash proceeds of $3.1 million and recorded a loss on disposal of $0.2 million.

The following information included in discontinued operations relates to the sale of the Appleton manufacturing operations:

	Six months ended
(in millions)	July 4, 2004	June 29, 2003
Revenue	$—	$8.6

Earnings (loss) from discontinued operations	$0.4	$(3.8)

Included in the earnings (loss) from discontinued operations for the first six months of 2003 is a restructuring charge of $3.2 million reflecting the write-down of the Appleton assets to the estimated realizable value and loss from operations of $0.6 million.

Included in earnings (loss) from discontinued operations for the first six months of 2004 the Company recorded proceeds from the settlement of a lawsuit of $0.2 million and an adjustment to the remaining accrual for closing costs of $0.2 million.

Cork:

In February 2002, the main customer of the Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, the Company announced that it was closing the

Cork, Ireland facility and that it was taking steps to place the subsidiary that operated that facility in voluntary administration. During the first six months of 2004 the Company received a distribution from the proceeds of the liquidation of $0.4 million.

Liquidity and Capital Resources

Our principal sources of liquidity are cash provided from operations and borrowings under our existing credit facilities. In the past, we have also relied on our access to the capital markets. Our principal uses of cash have been to meet debt service requirements and to finance capital expenditures and working capital requirements. We anticipate our principal uses of cash in the future will continue to be to meet debt service requirements and to finance capital expenditures and working capital requirements.

Six months ended July 4, 2004 Liquidity:

Net cash used in operating activities for the first six months of 2004 was $5.0 million. Accounts receivable days sales outstanding improved to 44 days for the second quarter of 2004 from 57 days for the same period in 2003. Inventory turns declined to 7 times for the second quarter of 2004 from 9 times for the same period in 2003. Accounts payable days outstanding improved to 44 days for the second quarter of 2004 compared to 67 days for the same period last year. The change in accounts payable days is a result of additional liquidity provided by the recapitalization transactions. During the second quarter of 2004, the Company made $1.7 million of restructuring payments.

Net cash generated from financing activities for the first six months of 2004 of $5.0 million consists of the repayment of long-term debt of $26.4 million, the payment of deferred financing fees of $3.3 million and the repayment of capital leases of 0.1 million, offset by the proceeds from the issuance of capital stock and warrants, net of fess, of $25.8 million and 9.0 million, respectively.

Net cash used in investing activities for the first six months of 2004 was negligible.

Six months ended June 29, 2003 Liquidity:

Net cash provided by operating activities for first six months of 2003 was $11.5 million. Cash was generated largely from net earnings and the collection of accounts receivable, partially offset by a decline in accounts payable and accrued liabilities.

Net cash used in financing activities for the first six months of 2003 was $11.7 million due to the repayment of long-term debt of $15.4 million and the repayment of capital leases of $0.1 million, offset by a repayment of shareholder loans of $3.8 million.

Net cash used in investing activities for the first six months of 2003 was negligible.

Capital Resources

As described in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” in 2004, the Company effectuated a Recapitalization Transaction through three main components: a private placement of equity securities, a transaction with the Company’s Pre-existing Lenders to repay a portion of and restructure a portion of the Company’s existing debt and a new secured credit facility:

•	On March 3, 2004, the Company closed in escrow a fully underwritten, committed private placement of 33,350,000 Special Warrants of SMTC Canada to qualified investors at a price of C$1.20 (approximately US$0.90) per Special Warrant, representing an aggregate amount of issue of C$40.02 million, C$37.3 million net of underwriting expenses, or approximately US $29.9 million, US $27.6 million net of underwriting expenses, based on the exchange rate on March 3, 2004. The net proceeds were released from escrow on June 1, 2004 and were used for debt reduction and working capital.

•	The Company satisfied debt that was owed to the Pre-existing Lenders by repaying $40 million of debt at par, exchanging $10 million of debt for $10 million of the Company’s common stock and warrants valued on the same terms as the private placement, and converting $27.5 million of debt into second lien subordinated debt with maturity ranging from four to five years.

•	The Company obtained a new, 3-year $40 million credit facility, subject to certain borrowing base conditions, from Congress.

The Recapitalization Transaction lowered the Company’s overall indebtedness by approximately $37.5 million, extended the term of the majority of the remaining indebtedness and provided additional liquidity. The level of indebtedness under our credit facility at December 31, 2003 was $70.1 million and at May 31, 2004 was $77.5 million. Immediately following the closing of the Recapitalization Transaction on June 1, 2004, we had approximately $40.0 million of indebtedness outstanding under the Credit Facilities. At July 4, 2004, we had $14.5 million of indebtedness outstanding under the Congress Credit Facility and $27.6 million of indebtedness outstanding under the Pre-existing Facility.

Having successfully completed the Recapitalization Transaction on June 1, 2004, our management believes that cash generated from operations, available cash and amounts available under our Credit Facilities will be adequate to meet our debt service requirements, capital expenditures and working capital needs at our current level of operations and organic growth through the next twelve months, although no assurance can be given in this regard, particularly with respect to amounts available under our Credit Facilities. The Company has agreed to a borrowing base formula under which the amount it is permitted to borrow under the Congress Credit Facility is based on the Company’s accounts receivable and inventory. Further, there can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to enable us to service our indebtedness. Our future operating performance and ability to service or refinance indebtedness will be subject to future economic conditions and to financial, business and other factors, certain of which are beyond our control.

Although the revolving credit facility has a three-year term, expiring in 2007, and the Company believes it will have the ability to maintain this debt outstanding for more than one year, the Company has classified its borrowings under the facility at July 4, 2004 as a current liability in accordance with the provisions set forth in Emerging Issues Task Force 95-22 Balance Sheet Classifications, Borrowings Outstanding Under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement (“EITF 95-22”). EITF 95-22 requires revolving credit agreements with a required lock-box arrangement that include subjective acceleration clauses to be classified as current liabilities. Accordingly, the accompanying balance sheets have been restated and borrowings under the revolving credit facility previously reported as a long-term liability, amounting to $13,307 at July 4, 2004, have been reclassified to a current liability.

On November 16, 2004, the Company, together with Congress, executed a letter of understanding amending the terms of the revolving credit facility. The letter of understanding provides that, at the Company’s option, it may elect to use a “springing lock-box” arrangement whereby remittances from customers are forwarded to the Company’s general bank account and the Company is not required to reduce the borrowings under the facility unless certain conditions exist.

Pursuant to the letter of understanding, should the Company elect to change to the springing lock-box arrangement, availability under the facility may be reduced by the eligible inventory. The Company will be required to revert back to a required lock-box arrangement if (a) availability under the revolving credit facility is less than the greater of (i) $2,500 or (ii) 25% of the outstanding borrowings under the credit facility or (b) the occurrence of an event of default. Management does not foresee being precluded from exercising the option of converting to a springing lock-box based on its expected financing needs over the next twelve months however, due to the effective cash management aspect of the current lock-box arrangement, the Company has no plans to move to a springing lock-box arrangement at this time.

The letter of understanding, although signed subsequent to the third quarter of 2004, qualified as a refinancing of the revolving credit facility in effect at the end of the third quarter of 2004 and as such, the debt was classified as long-term at October 3, 2004. The Company has the option to use a springing lock-box arrangement and based on management’s assessment of the subjective acceleration clauses at the end of the third quarter of 2004, the debt was classified as long-term.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 to the December 31, 2003 Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following critical accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the accounts receivable to the amount management reasonably believes will be collected. A specific allowance is recorded against customer accounts receivable that are considered to be impaired based on the Company’s knowledge of the financial condition of its customers. In determining the amount of the allowance, the Company considers factors, including the length of time the accounts receivable have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Inventory Valuation

Inventories are valued, on a first-in, first-out basis, at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods. Inventories include an application of relevant overhead. The Company writes down estimated obsolete or excess inventory for the difference between the cost of inventory and estimated net realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers, and the ability to sell inventory to customers or on return to suppliers. If these assumptions change, additional write-downs may be required.

Restructuring and Other Charges

In response to excess capacity caused by the slowing technology end market, the Company recorded restructuring and other charges aimed at reducing its cost structure. In connection with exit activities, the Company recorded charges for inventory write-downs, employee termination costs, lease and other contractual obligations, long-lived asset impairment and other exit-related costs. These charges were incurred pursuant to formal plans developed by management. The recognition of restructuring and other charges required the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activities. The estimates of future liabilities may change, requiring the recording of additional charges or the reduction of liabilities already recorded. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provision are for their intended purposed in accordance with the developed exit plans.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“Statement 144”). Under Statement 144 assets must be classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. In accordance with the provisions of Statement 144, the Company has presented the closure of its Cork facility in 2002 and sale of its Appleton facility in 2003 as discontinued operations.

Income Tax Valuation Allowance

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. FASB Statement No. 109, Accounting for Income Taxes, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years in the jurisdictions to which the deferred tax assets relate. Based upon consideration of these factors, management believes the recorded valuation allowance related to all of its loss carryforwards is appropriate.

FORWARD-LOOKING STATEMENTS

A number of the matters and subject areas discussed in this Form 10-Q are forward-looking in nature. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally; these expectations may differ materially from SMTC’s actual future experience involving any one or more of such matters and subject areas. SMTC cautions readers that all statements other than statements of historical facts included in this quarterly Form 10-Q regarding SMTC’s financial position and business strategy may constitute forward-looking statements. All of these forward-looking statements are based upon estimates and assumptions made by SMTC’s management, which although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed on such estimates and statements. No assurance can be given that any of such estimates or statements will be realized, and it is likely that actual results will differ materially from those contemplated by such forward-looking statements. Factors that may cause such differences include: (1) increased competition; (2) increased costs; (3) the inability to implement our business plan and maintain covenant compliance under our credit agreement; (4) the loss or retirement of key members of management; (5) increases in SMTC’s cost of borrowings or lack of availability of debt or equity capital on terms considered reasonable by management; (6) adverse state, federal or foreign legislation or regulation or adverse determinations by regulators; (7) changes in general economic conditions in the markets in which SMTC may compete and fluctuations in demand in the electronics industry; (8) the inability to manage inventory levels efficiently in light of changes in market conditions; and (9) the inability to sustain historical margins as the industry develops. SMTC has attempted to identify certain of the factors that it currently believes may cause actual future experiences to differ from SMTC’s current expectations regarding the relevant matter or subject area. In addition to the items specifically discussed in the foregoing, SMTC’s business and results of operations are subject to the risks and uncertainties described under the heading “Factors That May Affect Future Results” below. The operations and results of SMTC’s business may also be subject to the effect of other risks and uncertainties. Such risks and uncertainties include, but are not limited to, items described from time to time in SMTC’s reports filed with the Securities and Exchange Commission.

FACTORS THAT MAY AFFECT FUTURE RESULTS

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

As a result of recent unfavorable economic conditions, reduced capital spending and changes in our customers’ manufacturing requirements, our sales have declined during the first and second quarters of 2004 and from fiscal year 2002 to 2003. In particular, sales to OEMs in the telecommunications and enterprise computing and networking industries worldwide were impacted during 2003. If general economic conditions worsen or fail to improve, we may experience a material adverse impact on our business, operating results and financial condition.

A majority of our revenue comes from a small number of customers; if we lose any of our larger customers, our revenue could decline significantly.

We operate in a highly competitive and dynamic marketplace in which current and prospective customers often seek to lower their costs through a competitive bidding process among EMS providers. This process creates an opportunity to increase revenue to the extent we are successful in the bidding process, however, there is also the potential for revenue decline to the extent we are unsuccessful in the process. Furthermore, even if we are successful, there is the potential for our margins to decrease.

Our largest three customers in the second quarter of 2004 were Ingenico, IBM, and Square D, which represented approximately 18.4%, 16.9% and 11.3%, respectively, of our total revenue in the second quarter of 2004. Through the balance of the current year, we expect the revenue mix from our various customers to change such that Square D is likely not to represent over 10% of our revenues in the latter half of the year as its major program with SMTC nears completion. Our top ten largest customers (including IBM, Ingenico and Square D) collectively represented approximately 89.5% of our total revenue in 2003. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. In addition to having a limited number of customers, we manufacture a limited number of products for each of our customers. If we lose any of our largest customers or any product line manufactured for one of our largest customers, we could experience a significant reduction in our revenue. Also, the insolvency of one or more of our largest customers or the inability of one or more of our largest customers to pay for its orders could decrease revenue. As many of our costs and operating expenses are relatively fixed, a reduction in net revenue can decrease our profit margins and adversely affect our business, financial condition and results of operations.

Our industry is very competitive and we may not be successful if we fail to compete effectively.

The electronics manufacturing services (EMS) industry is highly competitive. We compete against numerous domestic and foreign EMS providers including Celestica Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI, Inc., Solectron Corporation, Benchmark Electronics Inc., Pemstar Inc. and Plexus Corp. In addition, we may in the future encounter competition from other large electronics manufacturers that are selling, or may begin to sell, electronics manufacturing services. Many of our competitors have international operations, and some have substantially greater manufacturing, financial, research and development and marketing resources and lower cost structures than us. We also face competition from the manufacturing operations of current and potential customers, which are continually evaluating the merits of manufacturing products internally versus the advantages of using external manufacturers.

We may experience variability in our operating results, which could negatively impact the price of our shares.

Our annual and quarterly results have fluctuated in the past. The reasons for these fluctuations may similarly affect us in the future. Prospective investors should not rely on results of operations in any past period to indicate what our results will be for any future period. Our operating results may fluctuate in the future as a result of many factors, including:

•	variations in the timing and volume of customer orders relative to our manufacturing capacity;

•	variations in the timing of shipments of products to customers;

•	introduction and market acceptance of our customers’ new products;

•	changes in demand for our customers’ existing products;

•	the accuracy of our customers’ forecasts of future production requirements;

•	effectiveness in managing our manufacturing processes and inventory levels;

•	changes in competitive and economic conditions generally or in our customers’ markets;

•	willingness of suppliers to supply the Company on normal credit terms; and

•	changes in the cost or availability of components or skilled labor.

In addition, most of our customers typically do not commit to firm production schedules more than 30 to 90 days in advance. Accordingly, we cannot forecast the level of customer orders with certainty. This makes it difficult to schedule production to maximize utilization of our manufacturing capacity. In the past, we have been required to increase staffing, purchase materials and incur other expenses to meet the anticipated demand of our customers. Sometimes anticipated orders from certain customers have failed to materialize, and at times delivery schedules have been deferred as a result of changes in a customer’s business needs. Any material delay, cancellation or reduction of orders from our larger customers could cause our revenue to decline significantly. In addition, as many of our costs and operating expenses are relatively fixed, a reduction in customer demand can decrease our gross margins and adversely affect our business, financial condition and results of operations. On other occasions, customers have required rapid and unexpected increases in production, which have placed burdens on our manufacturing capacity and adversely affected costs.

Any of these factors or a combination of these factors could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon the electronics industry, which produces technologically advanced products with short life cycles.

Many of our customers are in the electronics industry, which is characterized by intense competition, short product life-cycles and significant fluctuations in product demand. In addition, the electronics industry is generally subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, their products could become obsolete and the demand for our services could significantly decline. Our success is largely dependent on the success achieved by our customers in developing and marketing their products. Furthermore, this industry is subject to economic cycles and has in the past experienced downturns. A continued recession or a downturn in the electronics industry would likely have a material adverse effect on our business, financial condition and results of operations.

Shortage or price fluctuation in component parts specified by our customers could delay product shipment and affect our profitability.

A substantial portion of our revenue is derived from “turnkey” manufacturing. In turnkey manufacturing, we provide both the materials and the manufacturing services. If we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which can have a material adverse effect on our business, financial condition and results of operations. We are required to forecast our future inventory requirements based upon the anticipated demands of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials. In addition, delays, cancellations or reductions of orders by our customers could result in an excess of materials. A shortage of materials could lengthen production schedules and increase costs. An excess of materials may increase the costs of maintaining inventory and may increase the risk of inventory obsolescence, both of which may increase expenses and decrease profit margins and operating income.

Many of the products we manufacture require one or more components that we order from sole-source suppliers. Supply shortages for a particular component can delay productions of all products using that component or cause cost increases in the services we provide. In addition, in the past, some of the materials we use, such as memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers allocate available quantities among their customers, and we have not been able to obtain all of the materials required. Our inability to obtain these materials could slow production or assembly, delay shipments to our customers, increase costs and reduce operating income. Also, we may bear the risk of periodic component price increases. Accordingly, some component price increases could increase costs and reduce operating income. Also we rely on a variety of common carriers for materials transportation, and we route materials through various world ports. A work stoppage, strike or shutdown of a major port or airport could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our business, financial condition and results of operations.

We have experienced significant growth and significant retrenchment in a short period of time.

Since 1995, we have completed seven acquisitions. Acquisitions may involve numerous risks, including difficulty in integrating operations, technologies, systems, and products and services of acquired companies; diversion of management’s attention and disruption of operations; increased expenses and working capital requirements; entering markets in which we have limited or no prior experience and where competitors in such markets have stronger market positions; and the potential loss of key employees and customers of acquired companies. In addition, acquisitions may involve financial risks, such as the potential liabilities of the acquired businesses, the dilutive effect of the issuance of additional equity securities, the incurrence of additional debt, the financial impact of transaction expenses and the amortization of goodwill and other intangible assets involved in any transactions that are accounted for using the purchase method of accounting, and possible adverse tax and accounting effects.

In 2001 we implemented an operational restructuring plan that called for significant retrenchment. We closed our Denver and Haverhill facilities and resized operations in Mexico and Ireland in an effort to reduce our cost structure. In February, 2002 the main customer of our Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, we announced that we were closing our Cork, Ireland facility and that we were taking steps to place the subsidiary that operates that facility in voluntary administration. During the third quarter of 2002, the Company took further steps to realign its cost structure and plant capacity. Furthermore, in 2003, we closed our sites in Austin, Texas, Donegal, Ireland and Charlotte, North

Carolina and sold our manufacturing operations in Appleton, Wisconsin. Retrenchment has caused strain on our infrastructure, including our managerial, technical and other resources. In addition, we have reduced the geographic dispersion of our operations, which may make it harder for us to compete and could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to respond to rapidly changing technology and process development, we may not be able to compete effectively.

The market for our products and services is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market services that meet changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. In addition, the EMS industry could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. There can be no assurance that we will effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment may require us to make significant capital investments. There can be no assurance that capital will be available for these purposes in the future or that investments in new technologies will result in commercially viable technological processes.

Our business will suffer if we are unable to attract and retain key personnel and skilled employees.

Our business depends on our ability to continue to recruit, train and retain skilled employees, particularly executive management, engineering and sales personnel. Recruiting personnel in our industry is highly competitive. Our Board of Directors plans to announce the appointment of a President and Chief Executive Officer shortly. Our ability to successfully implement our business plan depends in part on our ability to attract and retain management and existing employees. There can be no assurance that we will be able to attract and retain executive officers and key personnel or attract qualified management in the future. In connection with our restructuring, we significantly reduced our workforce. If we receive a significant volume of new orders, we may have difficulty recruiting skilled workers back into our workforce to respond to such orders and accordingly may experience delays that could adversely effect our ability to meet customers’ delivery schedules.

Risks particular to our international manufacturing operations could adversely affect our overall results.

Our international manufacturing operations are subject to inherent risks, including:

•	fluctuations in the value of currencies and high levels of inflation;

•	longer payment cycles and greater difficulty in collecting amounts receivable;

•	unexpected changes in and the burdens and costs of compliance with a variety of foreign laws;

•	political and economic instability;

•	increases in duties and taxation;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	trade restrictions; and

•	dependence on key customers.

We are subject to a variety of environmental laws, which expose us to potential financial liability.

Our operations are regulated under a number of federal, state, provincial, local and foreign environmental and safety laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws is a major consideration for us because we use metals and other hazardous materials in our manufacturing processes. We may be liable under environmental laws for the cost of cleaning up properties we own or operate if they are or become contaminated by the release of hazardous materials, regardless of whether we caused such release. In addition we, along with any other person who arranges for the disposal of our wastes, may be liable for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated, even if we fully comply with applicable environmental laws. In the event of a contamination or violation of environmental laws, we could be held liable for damages including fines, penalties and the costs of remedial actions and could also be subject to revocation of our discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, thereby having a material adverse effect on our operations. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Our indebtedness could adversely affect our financial health and severely limit our ability to plan for or respond to changes in our business.

At July 4, 2004, we had $14.5 million of indebtedness outstanding under our credit facilities with Congress Financial Corporation and its affiliates, which we refer to in this report as the “Congress Credit Facility.” The amount of indebtedness outstanding under the Congress Credit Facility fluctuates based on our operations. Under the Congress Credit Facility, we have a secured revolving credit and term loan facility of up to $40 million. At July 4, 2004, we also had $27.6 million of second lien, subordinated term indebtedness outstanding under our restructured, pre-existing credit facility, which we refer to in this report as the “Pre-existing Facility” (and together with the Congress Credit Facility, the “Credit Facilities”), with our pre-existing lenders, Lehman Commercial Paper Inc., The Bank of Nova Scotia, General Electric Capital Corporation, IBM Credit Corporation, Silver Point Capital L.P., Royal Bank of Canada, Comerica Bank, AMMC CDO I Limited and AMMC CDO II Limited, which we refer to in this report as the “Pre-existing Lenders.” Our debt, whether under our Congress Credit Facility or Pre-existing Facility, could have adverse consequences for our business, including:

•	We will be more vulnerable to adverse general economic conditions;

•	We will be required to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

•	We may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	We may have limited flexibility in planning for, or reacting to, changes in our business and industry;

•	We could be limited by restrictive covenants and the borrowing base formula in our credit arrangements in our borrowing of additional funds; and

•	We may fail to comply with covenants under which we borrowed our indebtedness which could result in an event of default. If an event of default occurs and is not cured or waived, it could result in all amounts outstanding, together with accrued interest, becoming immediately due and payable. If we were unable to repay such amounts, our lenders could proceed against any collateral granted to them to secure that indebtedness. There can be no assurance that we will maintain compliance with the covenants under our Credit Facilities.

There can be no assurance that our leverage and such restrictions will not materially adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, our ability to pay principal and interest on our indebtedness to meet our financial and restrictive covenants and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control, as well as the availability of revolving credit borrowings under the Congress Credit Facility or successor facilities.

We face significant restrictions on our ability to operate under the terms of our Credit Facilities.

The terms of our Credit Facilities generally restrict, among other things, our ability to incur additional indebtedness, complete acquisitions, pay dividends or make certain other restricted payments, consummate certain asset sales, make capital expenditures, enter into certain transactions with affiliates, merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of our assets (other than in the ordinary course of business). We are also required to maintain specified EBITDA (earnings before interest expense, income taxes, depreciation and amortization) levels under the Credit Facilities.

The Congress Credit Facility also has a borrowing base formula that limits our ability to borrow based on the characteristics of our accounts receivable and inventory.

If we are not able to comply with these covenants and requirements, customers may lose confidence in us and reduce or eliminate their orders with us which may have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our assets and those of our subsidiaries are pledged as security under our Credit Facilities.

Institutional investors have influence over our business, and could delay, deter or prevent a change of control or other business combination.

Certain of our institutional investors have representatives on our Board of Directors, including investment funds affiliated with Bain Capital, LLC and investment funds affiliated with Celerity Partners. By virtue of their stock ownership and Board representation, certain of our institutional investors could have a significant influence over all matters submitted to our stockholders, including the election of our directors, and could exercise significant control over our business policies and affairs.

Provisions in our charter documents and state law may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable.

Provisions in our charter, by-laws and certain provisions under Delaware law may have the effect of delaying or preventing a change of control or changes in our management that stockholders consider favorable or beneficial. If a change of control or change in management is delayed or prevented, the market price of our shares could suffer.

Our Common Stock May Be Delisted From The Nasdaq National Market.

On April 22, 2004, we received notification from Nasdaq Listing Qualifications that our common stock failed to maintain a minimum market value of publicly held shares of $15,000,000 and a minimum bid price of $1.00 per share for continued listing on The Nasdaq National Market. Under NASD Marketplace Rules, Nasdaq provided us with a grace period of 90 calendar days, or until July 21, 2004, to regain compliance with the minimum market value of publicly held shares requirement and a grace period of 180 calendar days, or until October 19, 2004, to comply with the minimum bid price requirement. On July 27, 2004, we received written confirmation from Nasdaq Listing Qualifications that we had regained compliance with the requirement that we maintain a minimum value of publicly held shares of $15,000,000. If we fail to comply with the minimum bid price requirement by October 19, 2004 and we are not granted an extension to such grace period, as permitted under Marketplace Rules, our common stock may be delisted from trading on The Nasdaq National Market. We believe that implementation of a reverse stock split of one for three shares, one for four shares, or one for five shares, which was approved at the Company’s 2004 Annual Meeting of Stockholders, if our Board determines it is necessary, will permit us to regain compliance. There can, however, be no assurance that our common stock will regain compliance with the minimum bid price requirement or that we will continue to satisfy the other listing requirements of The Nasdaq National Market. Our failure to comply with the Marketplace Rules or promptly to cure noncompliance with such Rules could result in our common stock being delisted, and the liquidity of our stock could be materially impaired.

The Company’s ability to use existing net operating losses to offset future taxable income may be subject to certain limitations.

Section 382 of the Internal Revenue Code imposes a limitation on a corporation’s use of net operating loss (“NOL”) carryforwards following an “ownership change”. Whether or not the Recapitalization Transaction results in an ownership change for purposes of Section 382 depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. Because the tax law governing the exchangeable shares is unclear, it is uncertain whether Section 382 will apply to the Recapitalization Transaction. If deemed applicable, Section 382 would limit the amount of NOLs available to offset taxable income in future years and would preclude the full utilization of the Company’s NOLs. As of December 31, 2003, the Company had total net operating loss carryforwards (both U.S. and Canadian) of approximately $142.4 million.

RISKS ASSOCIATED WITH THE CHARTER AMENDMENTS APPROVED AT OUR 2004 ANNUAL MEETING OF STOCKHOLDERS

The issuance of additional authorized shares of common stock may dilute the voting power and equity interest of present stockholders and may prevent a hostile takeover of the Company.

We obtained stockholder approval to amend our charter to increase the number of shares of common stock authorized for issuance under our charter. If all of the authorized shares were issued, current shares outstanding and all shares issuable in connection with the Recapitalization Transaction would be approximately 73% of the total shares outstanding. It is not possible to predict in advance whether the issuance of additional shares will have a dilutive effect on earnings per share as it depends on the specific events associated with a particular transaction. Shares of authorized but unissued common stock may be issued from time to time by our Board of Directors without further stockholder action unless such action is required by Delaware law, under which the Company is incorporated, our charter, or the rules of the Nasdaq National Market System. Additional authorized but unissued shares of common stock might be used in the context of a defense against or response to possible or threatened hostile takeovers.

We cannot predict the effect that a reverse stock split would have on the market value of our common stock and our ability to comply with Nasdaq’s maintenance standards.

We obtained stockholder approval to effect a reverse stock split, at the discretion of our Board of Directors on or before December 31, 2004. While our Board of Directors believes that the common stock and exchangeable shares would trade at higher prices after the consummation of the reverse stock split, there can be no assurance that the increase in the trading price will occur, or, if it does occur, that it will equal or exceed the price that is the product of the market price of our common stock and exchangeable shares prior to the reverse stock split times the selected reverse stock split ratio. In some cases, the total market capitalization of a company following a reverse stock split is lower, and may be substantially lower, than the total market capitalization before the reverse stock split. In addition, the fewer number of shares that will be available to trade will possibly cause the trading market of our common stock and exchangeable shares to become less liquid, which could have an adverse effect on the price of our common stock and exchangeable shares.

There can be no assurance that the reverse stock split will result in us complying with the $1.00 minimum bid requirement for continued listing. Even if we regain compliance with Nasdaq’s $1.00 minimum bid price requirement, we must continue to satisfy other Nasdaq maintenance standards to remain on The Nasdaq National Market. In addition to a minimum bid price of at least $1.00 per share, we are required to have (a) total assets and total revenue of at least $50 million, (b) at least 1,100,000 shares publicly held by persons other than officers, directors and beneficial owners of greater than 10% of our total outstanding shares; (c) a market value of publicly held shares of at least $15 million; and (d) at least 400 stockholders who own at least 100 shares. We cannot offer any assurance that the common stock will continue to meet The Nasdaq National Market continued listing requirements following the reverse stock split.

Item 3: Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our credit facilities bear interest at both floating and fixed rates. The weighted average interest rate on our credit facilities for the quarter ended July 4, 20043 was 7.2%. At July 4, 2004, our revolving credit facility of $13.3 million bore interest at 4.5% based on the U.S. prime rate and our tranche A term debt bore interest at 6.5% based on the U.S. base rate. If the U.S. base rates increased by 10%, our weighted average interest rate would have risen to 7.5% and our interest expense would have increased by approximately $0.1 million annually.

Foreign Currency Exchange Risk

Most of our sales are denominated in U.S. dollars. Most of our purchases are denominated in U.S. dollars, with the exception of Canadian and Mexican payroll and other various expenses denominated in local currencies. As a result we have relatively little exposure to foreign currency exchange risk.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. The Company’s Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this quarterly report. Based on their evaluation, the Company’s Chief Executive Officer and Principal Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms.

Changes in Internal Control Over Financial Reporting. There have been no changes in internal control over financial reporting that occurred during the second quarter of 2004, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II OTHER INFORMATION

ITEM 2. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.

In connection with the Recapitalization Transaction, we entered into a debt and warrant exchange agreement with our pre-existing lenders on June 1, 2004. Under the terms of that agreement, we issued to our pre-existing lenders 11,166,947 shares of our common stock and 11,166,947 warrants (each warrant being exercisable for one-tenth of one share of our common stock) in exchange for $10 million of debt we owed to the pre-existing lenders. The warrants are certificated in the form included in Exhibit 10.44 to Pre-effective Amendment No. 1 to Form S-1 (file no. 333-115400) filed with the SEC on June 25, 2004. The exercise price at which shares of common stock are purchasable upon the exercise of warrants is $6.90 per share. The warrants are immediately exercisable and expire on March 4, 2009. The issuance of the shares of common stock and the warrants was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2). The recipients of the warrants included only accredited investors.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

(a) The Company held its annual meeting on May 20, 2004.

(b) At the annual meeting, stockholders elected Messrs. Blair Hendrix and John Caldwell as directors. Messrs. Mark Benham, William Brock, Stephen Adamson, Thomas Cowan and Ian Loring continued serving their terms of office as directors after the annual meeting.

(c) Results of annual meeting votes (after giving effect to the October 4, 2004 one for five reverse stock split):

		For	Against	Abstain	Broker Non-votes
Proposal
(1)	To approve a private placement of 33,350,000 Special Warrants of SMTC Canada to qualified investors.	3,165,610	24,034	9,335	1,164,231
(2)	To approve an agreement with SMTC’s current lenders to repay a portion of SMTC’s existing debt and restructure a portion of SMTC’s existing debt.	3,163,982	19,028	15,969	1,164,231
(3)	To approve an amendment to SMTC’s Certificate of Incorporation to increase the number of authorized shares of common stock from 12,000,000 to 26,000,000.	3,151,273	38,817	8,889	1,164,231
(4)	To approve an amendment to SMTC’s Certificate of Incorporation to effect a reverse stock split of SMTC’s outstanding common stock by a ratio within one for three and one for five, to be set by the Board of Directors in its discretion.	4,291,811	55,345	16,054	0
(5)	To approve an amendment to the SMTC Corporation/SMTC Manufacturing Corporation of Canada 2000 Equity Incentive Plan.	3,042,088	142,547	14,344	1,164,231

		For	Withheld
(6)	To elect as director John Caldwell to hold office until the 2007 annual meeting of stockholders.	4,179,274	183,937
(7)	To elect as director Blair Hendrix to hold office until the 2007 annual meeting of stockholders.	4,180,084	183,127

ITEM 5. OTHER INFORMATION.

On June 1, 2004, we completed the Recapitalization Transaction, which is described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Jane Todd joined the Company as Senior Vice President, Finance and Chief Financial Officer on July 5, 2004.

On April 22, 2004, SMTC received notification from Nasdaq Listing Qualifications that SMTC’s common stock failed to maintain a minimum market value of publicly held shares of $15,000,000 and a minimum bid price of $1.00 per share for continued listing on The Nasdaq National Market. Under NASD Marketplace Rules, Nasdaq provided SMTC with a grace period of 90 calendar days, or until July 21, 2004, to regain compliance with the minimum market value of publicly held shares requirement and a grace period of 180 calendar days, or until October 19, 2004, to comply with the minimum bid price requirement. On July 27, 2004, SMTC received written confirmation from Nasdaq Listing Qualifications that SMTC had regained compliance with the requirement that it maintain a minimum value of publicly held shares of $15,000,000. If SMTC fails to comply with the minimum bid price requirement by October 19, 2004 and is not granted an extension to such grace period, as permitted under Marketplace Rules, SMTC’s common stock may be delisted from trading on The Nasdaq National Market. See “Factors That May Affect Future Results.”

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) List of Exhibits:

10.1	Execution Copy of Intercreditor and Subordination Agreement dated as of June 1, 2004 by and among Congress Financial Corporation (Canada), Congress Financial Corporation (Central), The Bank of Nova Scotia, General Electric Capital Corporation, Lehman Commercial Paper Inc., certain subordinated lenders party thereto, and SMTC Corporation, HTM Holdings, Inc., and certain of their subsidiaries.

10.2	Employment Letter dated June 24, 2004 between Jane Todd and SMTC Corporation.

31.1	Certification of John Caldwell pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 24, 2004.

31.2	Certification of Jane Todd pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 24, 2004.

32.1	Certification of John Caldwell, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 24, 2004.

32.2	Certification of Jane Todd, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 24, 2004.

(b) Reports on Form 8-K:

•	Current Report on Form 8-K dated May 17, 2004 (filed May 19, 2004) furnishing under Items 7 and 12 a press release announcing the Company’s financial results for the Company’s first quarter ended April 4, 2004 and a transcript of a teleconference announcing the Company’s financial results for the Company’s first quarter ended April 4, 2004;

•	Current Report on Form 8-K dated May 21, 2004 (filed May 26, 2004) furnishing under Items 5 and 7 a press release announcing receipt of approval from the Company’s stockholders for the Recapitalization Transaction;

•	Current Report on Form 8-K dated June 1, 2004 (filed June 3, 2004) furnishing under Items 5 and 7 a press release announcing the completion of the Recapitalization Transaction; and

•	Current Report on Form 8-K dated June 29, 2004 (filed June 30, 2004) filing under Item 5 updating Note 20 to the Company’s consolidated financial statements for the year ended December 31, 2003, adding Note 11 to the Company’s consolidated financial statements for the fiscal quarter ended April 4, 2004 and updating KPMG LLP’s audit report covering the December 31, 2003 financial statements, all to reflect the approval and closing of the Recapitalization Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, SMTC Corporation has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

SMTC CORPORATION

By:	/s/ John Caldwell
Name:	John Caldwell
Title:	President and CEO

By:	/s/ Jane Todd
Name:	Jane Todd
Title:	Chief Financial Officer

Date: November 24, 2004

EXHIBIT INDEX

Exhibit Number	Document
10.1	Execution Copy of Intercreditor and Subordination Agreement dated as of June 1, 2004 by and among Congress Financial Corporation (Canada), Congress Financial Corporation (Central), The Bank of Nova Scotia, General Electric Capital Corporation, Lehman Commercial Paper Inc., certain subordinated lenders party thereto, and SMTC Corporation, HTM Holdings, Inc., and certain of their subsidiaries.

10.2	Employment Letter dated June 24, 2004 between Jane Todd and SMTC Corporation.

31.1	Certification of John Caldwell pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 24, 2004.

31.2	Certification of Jane Todd pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 24, 2004.

32.1	Certification of John Caldwell, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 24, 2004.

32.2	Certification of Jane Todd, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 24, 2004.

Exhibit 10.1

Execution Copy

INTER-CREDITOR AGREEMENT

THIS AGREEMENT dated the 1st day of June, 2004

A M O N G:

CONGRESS FINANCIAL CORPORATION (CANADA), a corporation incorporated pursuant to the laws of the Province of Ontario, having a place of business at 141 Adelaide Street West, Suite 1500, Toronto, Ontario, M5H 3L9, (Fax # (416) 364-6068)

(hereinafter called “Congress Canada”)

OF THE FIRST PART

- and -

CONGRESS FINANCIAL CORPORATION (CENTRAL), a corporation incorporated pursuant to the laws of the State of Illinois, having a place of business at 150 South Wacker Drive, Chicago, Illinois, 60606, (Fax # (312) 332-0424)

(hereinafter called “Congress US”)

OF THE SECOND PART

- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, having its head office at 44 King Street West, 14th Floor, Toronto, Ontario M5H 1H1, (Fax # (416) 866-5991)

(hereinafter called “BNS”)

OF THE THIRD PART

- and -

GENERAL ELECTRIC CAPITAL CORPORATION, a corporation incorporated under the laws of Delaware and having a place of business at 260 Longbridge Rd., Stanford, Connecticut, 06927, (Fax # (312)441-7030)

(hereinafter called “GECC”)

OF THE FOURTH PART

- and -

LEHMAN COMMERCIAL PAPER INC., a corporation incorporated under the laws of the State of Delaware and having a place of business at 745 7th Avenue, New York, New York, 10019 (Fax # (212) 526-0242)

(hereinafter called “Lehman”)

OF THE FIFTH PART

- and -

THE SUBORDINATED LENDERS indicated as such under their respective names on the signature page hereto and listed on Schedule “A” to this Agreement

(hereinafter collectively called the “Subordinated Lenders”)

OF THE SIXTH PART

- and -

SMTC CORPORATION, a corporation incorporated under the laws of the State of Delaware with its chief executive office located at 635 Hood Road, Markham, Ontario, L3R 4N6, (Fax # (905) 479-5326)

OF THE SEVENTH PART

- and -

HTM HOLDINGS, INC., a corporation incorporated under the laws of the State of Delaware with its chief executive office located at 635 Hood Road, Markham, Ontario, L3R 4N6, (Fax # (905) 479-5326)

(hereinafter called “HTM”)

OF THE EIGHTH PART

- and -

SMTC MANUFACTURING CORPORATION OF CALIFORNIA, a corporation incorporated under the laws of the State of California and having a place of business at 2302 Trade Zone Boulevard, San Jose, California, 95131, (Fax# (408) 934-7101)

(hereinafter called “SMTC California”)

OF THE NINTH PART

- and -

SMTC MANUFACTURING CORPORATION OF WISCONSIN, a corporation incorporated under the laws of the State of Wisconsin and having a place of business at 2222 E. Pensar Drive, Appleton, Wisconsin, USA, (Fax# (920) 739-4830)

(hereinafter called “SMTC Wisconsin”)

OF THE TENTH PART

- and -

SMTC MANUFACTURING CORPORATION OF MASSACHUSETTS, a corporation incorporated under the laws of the State of Massachusetts and having a place of business at Franklin Industrial Park, 109 Constitution Boulevard, Unit 160, Franklin, Massachusetts, 02038, (Fax# (508) 520-9351)

(hereinafter called “SMTC Massachusetts”)

OF THE ELEVENTH PART

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SMTC MEX HOLDINGS, INC., a corporation incorporated under the laws of the State of Delaware with its chief executive office located at 635 Hood Road, Markham, Ontario L3R 4N6, (Fax# (905) 479-5326)

(hereinafter called “SMTC Mex”)

OF THE TWELFTH PART

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SMTC MANUFACTURING CORPORATION OF CANADA/SOCIETE DE FABRICATION SMTC DU CANADA, a corporation incorporated under the laws of the Province of Ontario and having a place of business at 635 Hood Road, Markham, Ontario, L3R 4N6, (Fax # (905) 479-5326)

(hereinafter called “SMTC Canada”)

OF THE THIRTEENTH PART

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THE SMTC PARTIES indicated as such under their respective names on the signature page hereto and listed on Schedule “B” to this Agreement

(hereinafter collectively called the “SMTC Parties”)

OF THE FOURTEENTH PART

WHEREAS Congress Canada has agreed, subject to certain conditions, to extend certain credit facilities to SMTC Canada pursuant to the Congress Canadian Loan Agreement and in connection therewith has been granted the Congress Canadian Security;

AND WHEREAS Congress US has agreed, subject to certain conditions, to extend certain credit facilities to the US Borrowers pursuant to the Congress US Loan Agreement and in connection therewith US Collateral Agent has been granted the Congress US Security;

AND WHEREAS the Subordinated Lenders have agreed, subject to certain conditions, to amend and restate the Original Subordinated Credit Facility Agreement with HTM and SMTC Canada and guaranteed by SMTC Corporation pursuant to the Amended Subordinated Credit Facility Agreement and in connection therewith the Subordinated Agents will continue to hold the Subordinated Security subject to the terms of this Agreement;

AND WHEREAS each of the Congress Parties and the Subordinated Parties wish to enter into this Agreement to establish and agree as to, among other things, the relative priorities of the Congress Security and the Subordinated Security and the indebtedness secured thereby;

AND WHEREAS each of the SMTC Parties has agreed it will (and agrees to cause any Obligor to) maintain and deal with its assets in accordance with the provisions hereof.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, the mutual promises herein contained, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties hereto), the parties hereto agree as follows:

ARTICLE 1.0 - INTERPRETATION

1.1 All terms used herein which are defined in the PPSA or the UCC, as applicable, shall have the meanings given therein unless otherwise defined in this Agreement. All references to the plural herein shall also mean the singular and to the singular shall also mean the plural unless the context otherwise requires. All references to any person herein, shall include their respective successors and assigns. The words “hereof”, “herein”, “hereunder”, “this Agreement” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement and as this Agreement now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced. The word “including” when used in this Agreement shall mean “including, without limitation”. References herein to any statute or any provision thereof include such statute or provision as amended, revised, re-enacted, and/or consolidated from time to time and any successor statute thereto. Any accounting term used herein unless otherwise defined in this Agreement shall have the meanings customarily given to such term in accordance with GAAP. Canadian Dollars and the sign “$” mean lawful money of Canada. “US Dollars” and the sign “US$” mean lawful money of the United States of America. For purposes of this Agreement, the following terms shall have the respective meanings given to them below:

(a)	“Amended Subordinated Credit Facility Agreement” shall mean the second amended and restated credit agreement dated as of the date hereof between HTM, as borrower, SMTC Corporation, as guarantor, the Subordinated Lenders, the Syndication Agent, the Documentation Agent, and the General Administrative Agent and Collateral Monitoring Agent, as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, pursuant to which the Original Subordinated Credit Facility Agreement has been amended and restated;

(b)	“Bankruptcy Code” shall mean title 11 of the United States Code, 11 U.S.C. 101 et seq. (as in effect from time to time);

(c)	“BIA” shall mean the Bankruptcy and Insolvency Act (Canada);

(d)	“Blockage Notice” shall have the meaning given to such term in Section 3.4;

(e)	“Blockage Period” shall have the meaning given to such term in Section 3.5;

(f)	“Borrowers” shall mean, as the context requires, SMTC Canada under the Congress Canadian Financing Agreements, SMTC California, SMTC Wisconsin, SMTC Massachusetts and SMTC Mex under the Congress US Financing Agreements or HTM under the Subordinated Financing Agreements;

(g)	“Business Day” shall mean a day (other than a Saturday, Sunday or statutory holiday in Ontario, Illinois, New York or North Carolina) on which Congress Canada’s Toronto office, Congress US’ Chicago office, Wachovia Corporation’s office in Chicago and banks in Toronto, Chicago and New York are open for business in the normal course;

(h)	“CCAA” shall mean Companies’ Creditors Arrangement Act (Canada);

(i)	“Collateral” shall mean any and all property, assets and undertaking of the Obligors subject to the Encumbrances evidenced by the Congress Security and the Subordinated Security;

(j)	“Congress Canadian Financing Agreements” shall mean, collectively, the Congress Canadian Loan Agreement and all notes, guarantees, security agreements and other agreements, documents and instruments now or at any time hereafter executed and/or delivered by any Obligor or any guarantor, endorser, acceptor, surety or other person liable on or with respect to the Congress Canadian Obligations or who is the owner of any property, assets or undertaking which is security for the Congress Canadian Obligations, in connection with the Congress Canadian Loan Agreement, as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced;

(k)	“Congress Canadian Loan Agreement” shall mean the loan agreement dated the date hereof by and between Congress Canada, as lender and SMTC Canada, as borrower, as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced;

(l)	“Congress Canadian Obligations” shall mean any and all obligations, liabilities and indebtedness of every kind, nature and description owing by any Obligor and any of its affiliates to Congress Canada, or its affiliates, including principal, interest, charges, fees, costs and expenses, however evidenced, whether as principal, surety, endorser, guarantor or otherwise, arising under the Congress Canadian Loan Agreement and the other Congress Canadian Financing Agreements, whether now existing or hereafter arising, whether arising before, during or after the initial or any renewal term of the Congress Canadian Loan Agreement or after the commencement of any Proceeding with respect to any Obligor or any of its affiliates (including, the payment of interest and other amounts which would accrue and become due but for the commencement of such proceeding, whether or not such amounts are allowed or allowable in whole or in part in such proceeding), whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, secured or unsecured, and however acquired by Congress Canada or its affiliates;

(m)	“Congress Canadian Security” shall mean all Encumbrances (whether now existing or created in future) affecting any property, assets and undertaking of any Obligor (whether present or future) and held by Congress Canada and/or the US Collateral Agent to secure the Congress Canadian Obligations or any part thereof;

(n)	“Congress Financing Agreements” shall mean, collectively, the Congress Canadian Financing Agreements and the Congress US Financing Agreements;

(o)	“Congress Loan Agreements” shall mean, collectively, the Congress Canadian Loan Agreement and the Congress US Loan Agreement;

(p)	“Congress Obligations” shall mean, collectively, the Congress Canadian Obligations and the Congress US Obligations;

(q)	“Congress Parties” shall mean, collectively, Congress Canada, Congress US and the US Collateral Agent and “Congress Party” shall mean any one of them individually;

(r)	“Congress Rights” shall have the meaning given to such term in Section 7.3;

(s)	“Congress Security” shall mean, collectively, the Congress Canadian Security and the Congress US Security;

(t)	“Congress US Financing Agreements” shall mean, collectively, the Congress US Loan Agreement and all notes, guarantees, security agreements and other agreements, documents and instruments now or at any time hereafter executed and/or delivered by any Obligor or any guarantor, endorser, acceptor, surety or other person liable on or with respect to the Congress US Obligations or who is the owner of any property, assets or undertaking which is security for the Congress US Obligations, in connection with the Congress US Loan Agreement, as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced;

(u)	“Congress US Loan Agreement” shall mean the loan agreement dated the date hereof by and between Congress US, as lender and US Collateral Agent, and the US Borrowers, as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced;

(v)	“Congress US Obligations” shall mean any and all obligations, liabilities and indebtedness of every kind, nature and description owing by any Obligor and any of its affiliates to Congress US, the US Collateral Agent or their respective affiliates, including principal, interest, charges, fees, costs and expenses, however evidenced, whether as principal, surety, endorser, guarantor or otherwise, arising under the Congress US Loan Agreement and the other Congress US Financing Agreements, whether now existing or hereafter arising, whether arising before, during or after the initial or any renewal term of the Congress US Loan Agreement or after the commencement of any Proceeding with respect to any Obligor or any of its affiliates (including, the payment of interest and other amounts which would accrue and become due but for the commencement of such proceeding, whether or not such amounts are allowed or allowable in whole or in part in such proceeding), whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, secured or unsecured, and however acquired by Congress US, the US Collateral Agent or their respective affiliates;

(w)	“Congress US Security” shall mean all Encumbrances (whether now existing or created in future) affecting any property, assets and undertaking of any Obligor

(whether present or future) and held by US Collateral Agent to secure the Congress US Obligations or any part thereof;

(x)	“Creditors” shall mean, collectively, the Congress Parties and the Subordinated Parties and “Creditor” means any one of them individually;

(y)	“Default” shall mean any event which, with the giving of notice and/or lapse of time and/or a determination being made under the provisions of the Financing Agreements, would constitute an Event of Default;

(z)	“Designated Congress Accounts” shall have the meaning given to such term in Section 7.3;

(aa)	“Documentation Agent” shall mean GECC acting in such capacity pursuant to the terms of the Amended Subordinated Credit Facility Agreement and named as such in the Original Subordinated Credit Facility Agreement;

(bb)	“Encumbrances” shall mean any mortgage, lien, pledge, assignment, charge, security interest, title retention agreement, lease, hypothec, levy, execution, seizure, attachment, garnishment, right of distress or other claim in respect of property, assets or undertaking of any nature or kind whatsoever and howsoever arising (whether consensual, statutory or arising by operation of law or otherwise) and includes any bond, debenture or similar instrument issued under a deed of trust or similar instrument which constitutes an encumbrance;

(cc)	“Enforcement Suspension Notice” shall have the meaning given to such term in Section 5.2;

(dd)	“Event of Default” shall mean an Event of Default under and as defined in any Financing Agreements;

(ee)	“Financing Agreements” shall mean, collectively, the Congress Financing Agreements and the Subordinated Financing Agreements;

(ff)	“GAAP” shall mean generally accepted accounting principles in the United States as in effect from time to time as set forth in the opinions and pronouncements of the relevant American public and private accounting boards and institutes which are applicable to the circumstances as of the date of determination consistently applied;

(gg)	“General Administrative Agent and Collateral Monitoring Agent” shall mean Lehman acting in such capacity pursuant to the terms of the Amended Subordinated Credit Facility Agreement and named as such in the Original Subordinated Credit Facility Agreement;

(hh)	“Obligations” shall mean, collectively, the Congress Obligations and the Subordinated Obligations;

(ii)	“Obligors” shall mean any guarantor, endorser, acceptor, surety or other person liable on or with respect to the Obligations (as the case may be) and/or who is the owner of any property, assets or undertaking which is security for the Obligations (as the case may be), including for greater certainty, but without limitation, each of the SMTC Parties and “Obligor” shall mean any one of them individually;

(jj)	“Original Subordinated Credit Facility Agreement” shall mean the amended and restated credit and guarantee agreement dated as of July 27, 2000 by and among SMTC Canada, HTM, SMTC Corporation, certain lenders, the Syndication Agent and Canadian Administration Agent, the Documentation Agent, and the General Administrative Agent and Collateral Monitoring Agent;

(kk)	“Permitted Payment” shall have the meaning given to such term in Section 3.4;

(ll)	“Person” or “person” shall mean any individual, sole proprietorship, partnership, limited partnership, corporation, limited liability company, business trust, unincorporated association, joint stock corporation, trust, joint venture or other entity or any government or any agency or instrumentality or political subdivision thereof;

(mm)	“PPSA” shall mean the Personal Property Security Act (Ontario);

(nn)	“Proceeding” shall mean any case or proceeding under the Bankruptcy Code, the BIA or the CCAA, or any similar proceeding, or any other proceeding or event resulting in the reorganization, restructuring, winding up, dissolution, liquidation, or assignment for the benefit of creditors of any Person, its debts or its assets under applicable law, whether voluntary or involuntary, by operation of law or otherwise in any jurisdiction;

(oo)	“Proceedings Plan” shall have the meaning given to such term in Section 7.2;

(pp)	“Purchase Agent” shall have the meaning given to such term in Section 7.3;

(qq)	“Purchase Notice” shall have the meaning given to such term in Section7.3;

(rr)	“Securities” shall mean, collectively, the Congress Security and the Subordinated Security and “Security” means either of them;

(ss)	“Standstill Notice” shall have the meaning given to it in Section 5.2 hereof;

(tt)	“Standstill Period” shall have the meaning given to it in Section 5.2 hereof;

(uu)	“Subordinated Agents” shall mean, collectively, the Syndication Agent, the Documentation Agent, and the General Administrative Agent and Collateral Monitoring Agent and “Subordinated Agent” shall mean any one of them individually;

(vv)	“Subordinated Financing Agreements” shall mean, collectively, the Amended Subordinated Credit Facility Agreement, the Original Subordinated Credit Facility Agreement and all notes, guarantees, security agreements and other agreements, documents and instruments now or at any time hereafter executed and/or delivered by any Obligor or any guarantor, endorser, acceptor, surety or other person liable on or with respect to the Subordinated Obligations or who is the owner of any property, assets or undertaking which is security for the Subordinated Obligations, in connection with the Amended Subordinated Credit Facility Agreement or the Original Amended Subordinated Credit Facility Agreement, as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced;

(ww)	“Subordinated Obligations” shall mean any and all obligations, liabilities and indebtedness of every kind, nature and description owing by any Obligor and any of its affiliates to the Subordinated Parties or their respective affiliates, including principal, interest, charges, fees, costs and expenses, however evidenced, whether as principal, surety, endorser, guarantor or otherwise, whether arising under the Amended Subordinated Credit Facility Agreement, the Original Subordinated Credit Facility Agreement and the other Subordinated Financing Agreements, whether now existing or hereafter arising, whether arising before, during or after the initial or any renewal term of the Amended Subordinated Credit Facility Agreement or after the commencement of any Proceeding with respect to any Obligor or any of its affiliates (including, the payment of interest and other amounts which would accrue and become due but for the commencement of such proceeding, whether or not such amounts are allowed or allowable in whole or in part in such proceeding), whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, secured or unsecured, and however acquired by the Subordinated Parties or any of their respective affiliates;

(xx)	“Subordinated Parties” shall mean, collectively, the Subordinated Agents and the Subordinated Lenders and “Subordinated Party” shall mean any one of them individually;

(yy)	“Subordinated Security” shall mean all Encumbrances (whether now existing or created in future) affecting any property, assets and undertaking of any Obligor (whether present or future) and held by the Subordinated Parties to secure the Subordinated Obligations or any part thereof including, for greater certainty, the Texas Security;

(zz)

“Subsidiaries” shall mean, with respect to any Person, any corporation, partnership or other entity of which at least a majority of the securities or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, partnership or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person; and

(aaa)	“Syndication Agent” shall mean BNS acting in such capacity pursuant to the terms of the Amended Subordinated Credit Facility Agreement and named as such in the Original Subordinated Credit Facility Agreement;

(bbb)	“Texas Security” shall mean, collectively, the Deed of Trust dated October 3, 2001 by SMTC Manufacturing Corporation of Texas to Scott M. Kobak, Trustee, for the benefit of Lehman filed for record under Travis County Clerk’s File No. 2002033848 and all other Encumbrances which now or may hereafter be granted by SMTC Manufacturing Corporation of Texas in favour of the Subordinated Parties as security for the Subordinated Obligations;

(ccc)	“Texas Realty” shall mean the land and building, including all erections and fixtures now or hereafter constructed or placed on and all accessions and appurtenances thereto, located at Bratton Lane, Texas and described as 20.617 acres of land, more or less, out of the Nelson Merrill Survey No. 70, in Travis County, Texas; Save & Except that certain 0.06 acres conveyed in Deed recorded in Instrument # 2000066374, Official Public Records of Travis County, Texas, said tracts being the same tract conveyed in Deed recorded in Instrument # 2000069674, Official Public Records, Travis County, Texas and owned by SMTC Manufacturing Corporation of Texas;

(ddd)	“Total Excess Availability” shall have the meaning given to such term in the Congress Loan Agreements;

(eee)	“UCC” shall mean the Uniform Commercial Code in effect in the State of New York;

(fff)	“US Borrowers” shall mean, collectively, SMTC California, SMTC Wisconsin, SMTC Massachusetts and SMTC Mex and “US Borrower” shall mean any one of them individually; and

(ggg)	“US Collateral Agent” shall mean Congress US acting as collateral agent for itself and on behalf of Congress Canada pursuant to the Congress US Loan Agreement.

1.2 The division of this Agreement into articles, sections and subsections and the insertion of headings exist only for convenience and shall not affect the construction or interpretation hereof.

1.3 Any reference herein to an interest (including an ownership interest) of an Obligor in any property, assets or undertaking includes any right, title or interest of any nature or kind in or relating to such property, assets or undertaking, including without limitation rights under a lease, conditional sale agreement, title retention agreement or licence.

ARTICLE 2.0 - CONSENT

2.1 Each Creditor hereby consents to the creation, issue, execution, delivery, priority, validity, registration, filing, existence and perfection of the Securities of the other Creditor(s) and agrees (i) that the creation, issue, execution, delivery, registration, filing, existence and perfection of the same shall not constitute an Event of Default and (ii) not to contest, challenge or seek to avoid (or to support any Person that contests, challenges or seeks to avoid) the priority, validity, registration, filing, existence, perfection, extent and enforceability of the Securities.

2.2 Each of the SMTC Parties concurs in and agrees to the terms and provisions of this Agreement and shall (and agrees to cause each Obligor to) maintain and deal with all its property, assets and undertaking (including the Collateral) in accordance with this Agreement.

ARTICLE 3.0 - SUBORDINATION, POSTPONEMENT AND PERMITTED PAYMENTS

3.1 Subject to Sections 3.4, 3.5 and 7.1, the SMTC Parties and the Subordinated Parties hereby covenant and agree that all Subordinated Obligations and all Subordinated Security are hereby deferred, postponed and subordinated in all respects by each of the Subordinated Parties to the prior repayment in full by the Obligors of all the Congress Obligations and the Congress Security.

3.2 Subject to Sections 3.4, 3.5 and 7.1, the SMTC Parties shall not make, and the Subordinated Parties may not accept, payments in respect of the Subordinated Obligations.

3.3 Subject to Sections 3.4, 3.5 and 7.1, if, prior to the indefeasible repayment in full of the Congress Obligations, any of the Subordinated Parties or any person on their behalf shall receive any payment from or distribution of property, assets and undertaking of any Obligor or on account of the Subordinated Obligations, then such Subordinated Party shall, and shall cause such other person to, receive and hold such payment or distribution in trust for the benefit of the Congress Parties and promptly pay the same over or deliver to the Congress Parties in precisely the form received by such Subordinated Party or such other person on its behalf, (except for any necessary endorsement or assignment) and such payment or distribution shall be applied by the Congress Parties to the repayment of the Congress Obligations.

3.4 Notwithstanding Sections 3.1, 3.2 and 3.3, the Borrowers shall be permitted to make payments in respect of the Subordinated Obligations to the Subordinated Lenders on the dates and in the amounts set forth in Schedule “C” hereto (the “Permitted Payments”) on account of and for application to the Subordinated Obligations provided that (i) the Total Excess Availability, as determined by each of Congress Canada and Congress US, would not be less than US$5,000,000 after giving effect to a Permitted Payment; provided, however, and notwithstanding the foregoing, HTM shall be permitted to make the interest payments specified in Part II of Schedule “C” on the dates and in the amounts therein specified if the events specified in Sections 3.4(ii) and/or 3.4(iii) have not occurred or will not occur as a result thereof (ii) no Event of Default has occurred and is continuing or would occur as a result of any Permitted Payment and/or (iii) no Blockage Notice has been received or deemed received as hereinafter provided (the “Permitted Payment Conditions”). Subject to the foregoing sentence, the Subordinated Lenders shall be entitled to receive the Permitted Payments provided the same are, upon receipt, applied toward repayment of the Subordinated Obligations. The Congress

Parties agree to provide written notice to the General Administrative Agent and Collateral Monitoring Agent and the Borrowers of the occurrence of an Event of Default prohibiting the making of Permitted Payments (a “Blockage Notice”). In addition, a Blockage Notice shall be deemed given to, and received by, the General Administrative Agent and Collateral Monitoring Agent and the Borrowers on the same day as a Standstill Notice is received by the Congress Parties. The Borrowers, and for greater certainty all other SMTC Parties, upon receipt (or deemed receipt) of the Blockage Notice, shall be prohibited from making the Permitted Payments and any amounts received by any Subordinated Party from the Borrowers or any other SMTC Parties as a Permitted Payment from and after receipt (or deemed receipt) by any one of the Subordinated Parties of a Blockage Notice shall be received by such Subordinated Party in trust for the Congress Parties and disbursed in accordance with the directions of the Congress Parties. For greater certainty, to the extent all or any portion of a Permitted Payment received by any Subordinated Party is thereafter returned or paid over to a Congress Party in accordance with the provisions of this Section 3.4, such Permitted Payment or portion thereof, as applicable, shall be deemed not to have been received by such Subordinated Party and the Subordinated Obligations shall be reinstated by the amount so returned or paid over.

3.5 Notwithstanding Sections 3.1, 3.2, 3.3 and 3.4, and provided, at such time, (a) no Proceeding shall be pending or under way and/or (b) the Congress Parties shall have not (i) demanded or accelerated the Congress Obligations and/or (ii) taken steps to enforce payment of the Congress Obligations or to enforce the Congress Security or otherwise realize upon the Collateral subject to the Congress Security, the Borrowers shall be entitled to resume making Permitted Payments and the Subordinated Parties shall be entitled to receive the same at the end of the period (the “Blockage Period”) commencing upon the date of receipt (or deemed receipt) of the Blockage Notice and ending on the earlier to occur of:

(i)	180 days from the date of the receipt (or deemed receipt) of a Blockage Notice;

(ii)	the date the applicable Event of Default prohibiting Permitted Payments as set forth in a Blockage Notice is cured or waived by the Congress Parties as evidenced by notice in writing by the Congress Parties to the General Administrative Agent and Collateral Monitoring Agent; and

(iii)	the date upon which the Congress Obligations have been indefeasibly paid in full.

Provided however, and for greater certainty, in the event any of the Congress Parties shall have issued an Enforcement Suspension Notice, the Borrowers shall suspend resumption of Permitted Payments as aforesaid until the date upon which the Congress Obligations have been indefeasibly paid in full.

3.6 For purposes of this Agreement, the aggregate number of days of all Blockage Periods in any 365 day period shall not exceed 180 days; provided, however, and notwithstanding the foregoing, that no Blockage Period shall be less than 90 days in any such 365 day period.

ARTICLE 4.0 - INFORMATION DISCLOSURE

4.1 Each Creditor may, but shall be under no obligation to, provide to the other Creditor(s) from time to time upon request (and at the expense of SMTC Corporation) reasonably detailed information and particulars as to the amounts owing by the applicable Obligors to that Creditor and the performance by the applicable Obligors of its obligations to that Creditor. Each of the SMTC Parties hereby consents to such disclosure.

ARTICLE 5.0 - ENFORCEMENT

5.1 Subject to Section 5.2 and 5.3, each of the Subordinated Parties agrees that it shall not take any steps whatsoever to demand, accelerate or enforce payment of the Subordinated Obligations or to enforce the Subordinated Security (including rights of set-off, commencement of Proceedings, initiating an action, appointing or making application to a court for an order appointing an agent or a receiver or receiver manager or by any other means of enforcement whatsoever) until: (a) the Congress Obligations have been indefeasibly paid in full and the Congress Loan Agreements have been terminated; or (b) each of the Congress Parties has consented to the payment and/or enforcement of the Subordinated Obligations and/or the Subordinated Security (which consent shall be in the sole and absolute discretion of each Congress Party).

5.2 Notwithstanding Section 5.1, upon the occurrence of (i) an Event of Default under the Subordinated Financing Agreements constituting a failure of the SMTC Parties to pay, on a timely basis, any interest, fees or make any Permitted Payment under the Subordinated Financing Agreements, and for so long as such Event of Default is continuing; or (ii) an Event of Default under the Subordinated Financing Agreements constituting a failure to comply with the covenants set forth in Sections 10 and 11 of the Amended Subordinated Credit Facility Agreement, and for so long as such Event of Default is continuing, if, on the date which is 180 days after receipt by Congress Canada and Congress US of a written notice from the General Administrative Agent and Collateral Monitoring Agent of such Event of Default (each, a “Standstill Notice”) (and such 180 day period in each of clauses (i) and (ii) immediately above shall each be a “Standstill Period”), none of the Congress Parties have taken any steps to demand, accelerate or enforce payment of the Congress Obligations or to enforce the Congress Security or realize upon the Collateral subject to the Congress Security, the Subordinated Parties may, at any time after the termination or expiration of a Standstill Period, subject to the terms of Article 3.0, hereof take action in accordance with the rights and remedies under the Subordinated Financing Agreements to enforce the rights of the Subordinated Parties, including issuance of a demand and acceleration in respect of the Subordinated Obligations, provided that the General Administrative Agent and Collateral Monitoring Agent has given Congress Canada and Congress US five (5) Business Days written notice of its intention to take any action. Such notice period of five (5) Business Days may run concurrently with any of the periods referred to in clauses (i) and (ii) immediately above. If, at any time thereafter any of the Congress Parties enforces payment of the Congress Obligations or enforces the Congress Security or realizes upon the Collateral subject to the Congress Security, any of the Congress Parties may, by written notice to the General Administrative Agent and Collateral Monitoring Agent (an “Enforcement Suspension Notice”) require the Subordinated Parties to suspend the exercise of such rights and remedies until the date upon which the Congress Obligations are indefeasibly repaid in full, and the Subordinated Parties agree to act in accordance with such requirement.

5.3 Notwithstanding the terms of Section 5.1, the parties agree that:

(a)	nothing shall preclude any Subordinated Party from filing a proof of claim in connection with any Proceedings in respect of any Obligor; and

(b)	the Subordinated Parties may issue demand and accelerate the payment of the Subordinated Obligations at any time after the Congress Parties have accelerated the payment of the Congress Obligations provided that (i) if the Congress Parties rescind the acceleration made by them, the acceleration of the Subordinated Obligations shall automatically be rescinded if such acceleration of the Subordinated Obligations resulted from a Default or Event of Default under the Subordinated Financing Agreements which resulted from an acceleration of all Congress Obligations pursuant to the Congress Financing Agreements and (ii) other than as provided in (i) immediately above and Section 5.2, the Subordinated Parties shall take no other action nor exercise any other rights or remedies in respect of the Subordinated Obligations to enforce payment thereof nor shall the Subordinated Parties seek to enforce the Subordinated Security or realize upon the Collateral subject to the Subordinated Security.

ARTICLE 6.0 - RIGHTS OF CONGRESS PARTIES

6.1 Each of the Subordinated Parties agrees that:

(a)	each Congress Party, in its absolute discretion and without diminishing the obligations of the Subordinated Parties hereunder, subject to the terms of this Agreement, may grant time or other indulgences to any Obligor and any other person or persons now or hereafter liable to the Congress Parties in respect of the payment of the Congress Obligations, and, subject to the terms of this Agreement, may give up, modify, vary, exchange, renew or abstain from taking advantage of the Congress Security in whole or in part and may discharge part or parts of or accept any composition or arrangements or realize upon the Collateral when and in such manner as the Congress Parties or any authorized officer or agent thereof may think expedient, and in no such case shall the Congress Parties be responsible for any neglect or omission with respect to the Congress Security or any part thereof;

(b)

it shall not be released or exonerated from its obligations hereunder by extension of time periods or any other forbearance whatsoever, whether as to time, performance or otherwise or by any release, discharge, loss or alteration in or dealing with all or any part of the Congress Obligations and/or the Congress Security or by any failure or delay in giving any notice required under this Agreement or under the Congress Obligations or the Congress Security or any part thereof, the waiver by any Congress Party of compliance with any conditions precedent to any advance of funds, or by any modification or alteration of the

Congress Obligations or the Congress Security or any part thereof, or by anything done, suffered or permitted by any Congress Party, or as a result of the method or terms of payment under the Congress Obligations or the Congress Security or any assignment or other transfer of all or any part of the Congress Obligations or the Congress Security or any part thereof;

(c)	each Congress Party shall not be bound to seek or exhaust any recourse against any Obligor or any other person or against the property, assets or undertaking of any Obligor or any other person or against any security, guarantee or indemnity before being entitled to the benefit of the Subordinated Parties’ obligations hereunder and any Congress Party may enforce the various remedies available to it and may realize upon the various security documents, guarantees and indemnities or any part thereof, held by it in such order as such Congress Party may determine appropriate; and

(d)	each Congress Party shall be entitled to advance its own monies as it sees fit in order to preserve or protect the property, assets and undertaking of the Obligors or any part thereof, and all such sums advanced to the extent advanced to preserve and protect the property, assets and undertaking of the Obligors or any part thereof, shall constitute part of the Congress Obligations and shall be secured by the Congress Security.

ARTICLE 7.0 – LIQUIDATION, DISSOLUTION, BANKRUPTCY, ETC.

7.1 In the event of a distribution pursuant to a Proceeding, of all or any part of the property, assets or undertaking of any Obligor, or the proceeds thereof, to creditors of any Obligor or in connection with any composition with creditors or scheme of arrangement to which any Obligor is a party, the Congress Parties shall be entitled to receive payment (including interest accruing to the date of receipt of such payment at the applicable rate whether or not allowed as a claim in any such proceeding) of the Congress Obligations until indefeasibly repaid in full before the Subordinated Parties are entitled to receive any direct or indirect payment or distribution of any cash or other property, assets or undertaking of the Obligors on account of the Subordinated Obligations and each Congress Party shall be entitled to receive directly, for application in payment of such Congress Obligations (to the extent necessary to indefeasibly repay in full all Congress Obligations in full after giving effect to any substantially concurrent payment or distribution to any Congress Party in respect of the Congress Obligations), any payment or distribution of any kind or character, whether in cash or other property, assets or undertaking, which shall be payable or deliverable upon or with respect to the Subordinated Obligations (provided, however, that the Subordinated Parties shall not be deemed to waive their rights to, among other things, notice or “adequate protection” under the Bankruptcy Code or similar rights under applicable law including the PPSA or the UCC), and, in order to implement the foregoing and to more fully give effect to the provisions of Article 3 hereof, but subject to the terms of this Agreement, each of the Subordinated Parties hereby transfers to the Congress Parties all payments, distributions, security (including, for greater certainty, the Texas Security and the Subordinated Parties agree to (i) hold the Texas Security in trust for the benefit of the Congress Parties and (ii) in accordance with the terms of this Agreement, pay over to the Congress Parties all proceeds of realization and/or distribution relating to the Texas Security and/or any collateral subject thereto) and proceeds of any kind or character payable from and after the occurrence of such event in respect of the Subordinated Obligations and all such payments to which any of the Subordinated Parties would be entitled if the Subordinated Obligations were not postponed pursuant to this Agreement shall be made directly to the Congress Parties until the Congress Obligations have been indefeasibly paid in full and the Congress Loan Agreements have been terminated. To the extent any payment of the Congress Obligations (whether by or on behalf of any Obligor, as proceeds of security or enforcement of any right of set-off or otherwise) is declared to be a fraudulent preference or otherwise preferential, set aside or required to be paid to a trustee, receiver or other similar person under any bankruptcy, insolvency, receivership or similar law, then if such payment is recoverable by, or paid over to, such trustee, receiver or other person, the Congress Obligations or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

7.2 In order to enable the Congress Parties to enforce their respective rights hereunder in any Proceedings, upon the failure of any Subordinated Party to make and present on a timely basis a proof of claim against an Obligor or vote in respect of any plan of reorganization or liquidation (a “Proceedings Plan”), within five (5) days prior to any applicable bar date for the filing of such proof of claim or submission of votes in respect of any Proceedings Plan on account of the Subordinated Obligations or other motion or pleading as may be expedient or proper to establish the Subordinated Parties’ entitlement to payment of any Subordinated Obligations (subject to the terms hereof), each Congress Party is hereby irrevocably authorized and empowered by each of the Subordinated Parties (until the Congress Obligations have been indefeasibly paid in full), in its discretion and at the expense of SMTC Corporation, to make and present for and on behalf of the Subordinated Parties and in respect of the Subordinated Obligations, such proofs of claims and to vote in any such Proceedings Plan or other motions or pleadings and to demand, receive and collect any and all dividends or other payments or disbursements made thereon in whatever form the same may be paid or issued and to apply the same on account of the Congress Obligations. Each of the Subordinated Parties hereby covenants and agrees not to exercise any voting right or other privilege that it may have from time to time in any Proceeding in favour of any plan, proposal, compromise, arrangement or similar transaction that would defeat: (i) the right of any Congress Party to receive payments and distributions otherwise payable or deliverable upon or with respect to the Subordinated Obligations so long as any Congress Obligations remains outstanding; or (ii) the obligation of the Subordinated Parties to receive, hold in trust, and pay over to any Congress Party certain payments and distributions as contemplated by this Article 7.0.

7.3

(a)

Upon commencement of any Proceeding, the Subordinated Parties shall, acting through the General Administrative and Collateral Monitoring Agent, (in such capacity the “Purchase Agent”) have the option at any time, upon five (5) Business Days’ prior written notice to Congress Canada (the notice exercising such option being hereinafter referred to as a “Purchase Notice”) to purchase all of the Congress Obligations from Congress Parties and all right, title and interest of the Congress Parties in and to the Congress Financing Agreements (collectively, the “Congress Rights”). Such Purchase Notice from the Purchase

Agent to Congress Canada shall be irrevocable and shall bind all of the Subordinated Parties.

(b)	On the date specified by the Purchase Agent in such Purchase Notice (which shall not be less than five (5) Business Days, nor more than ten (10) Business Days, after the receipt by Congress Canada of the Purchase Notice from the Purchase Agent) the Congress Parties shall sell to the Purchase Agent, and the Purchase Agent shall purchase from the Congress Parties, the Congress Rights; provided, that, the Congress Parties shall retain all rights to be indemnified or held harmless by the Borrowers and the Obligors in accordance with the terms of the Congress Financing Agreements.

(c)	Upon the date of such purchase and sale, the Purchase Agent shall (i) pay to the Congress Parties, in proportion to the Congress Obligations held by the Congress Parties, as the purchase price therefor, the full amount of all the Congress Obligations (in the currency in which the same are then held by the Congress Parties) then outstanding and unpaid (including principal, interest, fees and expenses, attorneys’ fees and legal expenses), (ii) furnish cash collateral in such amounts as the Congress Parties determine is reasonably necessary to secure the Congress Parties in connection with any issued and outstanding letters of credit provided by the Congress Parties (or letters of credit that the Congress Parties have arranged to be provided by third parties pursuant to the financing arrangements with the Borrowers or any Obligor) to the Borrowers or any Obligor (but not in any event in an amount greater than 105% of the aggregate undrawn face amount of such letters of credit), (iii) agree to reimburse the Congress Parties for any loss, cost, damage or expense (including attorneys’ fees and legal expenses) in connection with any commissions, fees, costs or expenses related to any issued and outstanding letters of credit as described above and any checks or other payments provisionally credited to the Congress Obligations, and/or as to which the Congress Parties have not yet received final payment, (iv) agree to reimburse the Congress Parties in respect of indemnification obligations of the Borrowers and any Obligors under the Congress Financing Agreements, to the extent not paid by the Borrowers and/or any Obligor as provided thereunder, and (v) pay to the Congress Parties the early termination fees payable pursuant to Section 12.1(c) of the Congress Loan Agreements. Such purchase price and cash collateral shall be remitted by wire transfer in federal funds to the bank accounts designated by the Congress Parties (the “Designated Congress Accounts”). Interest shall be calculated to but excluding the Business Day on which such purchase and sale shall occur if the amounts so paid by Purchase Agent to the Designated Congress Accounts are received in the Designated Congress Accounts prior to 12:00 noon, New York time and interest shall be calculated to and including such Business Day if the amounts so paid by the Purchase Agent to the Designated Congress Accounts are received in such Designated Congress Accounts later than 12:00 noon, New York time.

(d)	Such purchase shall be expressly made without representation or warranty of any kind by the Congress Parties as to the Congress Rights or otherwise and without recourse to the Congress Parties other than that, subject to the rights of the Borrowers under or in respect of the Congress Financing Agreements and the assumption and performance by the Purchase Agent of the obligations of the Congress Parties thereunder (i) the Congress Parties have the power and authority to sell their respective interests in the Congress Rights to the Purchase Agent, as hereinbefore provided and (ii) the Congress Parties shall not have sold, transferred, assigned, pledged, charged or otherwise granted a security interest in, the Congress Rights.

ARTICLE 8.0 – GENERAL

8.1 This Agreement shall remain in full force and effect without regard to, and the obligations of the Subordinated Parties hereunder shall not be released or otherwise affected or impaired by:

(a)	any exercise or non-exercise by the Congress Parties of any right, remedy, power or privilege in any of the Congress Financing Agreements;

(b)	any waiver, consent, extension, indulgence or other action, inaction or omission by any Congress Party under or in respect of this Agreement, or any of the Congress Financing Agreements;

(c)	any default by the Subordinated Parties under, any limitation on the liability of the Subordinated Parties or on the method or terms of payment under, or any irregularity or other defect in, any of the Financing Agreements or the Securities;

(d)	the lack of authority or revocation thereof by any party;

(e)	the failure of a Congress Party to file or enforce a claim of any kind;

(f)	any defence based upon an election of remedies by a Congress Party which destroys or otherwise impairs the subrogation rights of the Subordinated Parties or the right of the Subordinated Parties to proceed against an Obligor for reimbursement, or both;

(g)	any merger, consolidation or amalgamation of any of the Subordinated Parties or Obligors into or with any other person or any change in the name, objects or shareholders of any of the Subordinated Parties or Obligors;

(h)	any insolvency, bankruptcy, liquidation, reorganization, arrangement, composition, winding-up, dissolution or similar proceeding involving or affecting any of the Subordinated Parties or the Obligors;

(i)	creation, grant, execution, delivery validity or enforceability of the Securities;

(j)	attachment or perfection of the Encumbrances under the Congress Security and/or the Subordinated Security;

(k)	registration of or in respect of the Congress Security and/or the Subordinated Security or the filing of financing statements or other instruments and documents with respect thereto;

(l)	default in respect of, or crystallization of any Encumbrances under, the Congress Security and/or the Subordinated Security;

(m)	any notice to or demand upon an Obligor or to any other Person (or the failure to give any notice or demand);

(n)	any loan(s), advance or advances of money or money’s worth made to an Obligor; or

(o)	delivery to an Obligor of any property, assets or undertaking subject to the Congress Security and/or the Subordinated Security.

8.2 The Securities shall be Encumbrances upon the assets of the Obligors in the same manner and to the same extent as if they had been executed, delivered, registered and/or filed for the purpose of perfecting the security represented thereby and/or crystallized in the order of the respective priorities as indicated in Section 3.1 hereof. Each Subordinated Party hereby postpones and subordinates for the benefit of, and grants a cession and priority of rank to, each Congress Party and the Encumbrances under the Congress Security, to the extent necessary to give effect to the priorities herein established.

8.3 The Congress Parties and the Subordinated Parties hereby acknowledge and agree that any default by any Obligor in the payment or fulfilment of any of its obligations in respect of the Congress Obligations and/or Congress Security shall constitute a default under the Subordinated Obligations and/or the Subordinated Security and vice versa.

8.4 Each of the SMTC Parties hereby confirms to and agrees with the Creditors that:

(a)	so long as any of the Obligations remains outstanding, it shall (and agrees to cause each Obligor to) stand possessed of its property, assets and undertaking so charged for the Creditors in accordance with their respective interests and priorities as herein set out; and

(b)	none of the provisions of this Agreement create any rights in favour of any Obligor or affect the manner in which any Creditor or any receiver and manager appointed by them over the property, assets and undertaking of any Obligor exercises its rights under the Securities.

8.5 After all Congress Obligations have been indefeasibly paid and satisfied in full, the Subordinated Parties shall be subrogated to the rights of the holders of the Congress Obligations to receive distributions applicable to the Congress Obligations to the extent that distributions otherwise payable to the Subordinated Parties have been applied to the payment of the Congress Obligations. A distribution made under this Agreement to the Congress Parties that would have been made to the Subordinated Parties is not, as between the SMTC Parties and the Subordinated Parties, a payment or distribution in respect of the Subordinated Obligations.

8.6 The parties hereto shall, from time to time and at all times hereafter, upon every reasonable request of any of the Creditors and at the expense of SMTC Corporation, make or do such further acts and things and execute, deliver, register and file such further deeds, documents and assurances as may be necessary in the opinion of such Creditor for more effectively implementing and carrying out the true intent and purpose of this Agreement.

8.7 This Agreement shall constitute a continuing agreement, notwithstanding that an Obligor may not be indebted to a particular Creditor at any time. Nothing herein shall restrict any Congress Party from revising, replacing, amending or supplementing any of the Congress Security, the Congress Financing Agreements or Congress Obligations, or acquiring additional Encumbrances upon any property, assets or undertaking of any Obligor (now or hereafter acquired); provided, however, that the Congress Parties shall not be permitted to:

(a)	increase the interest rates payable under the Congress Financing Agreements by more than three (3%) percent above the highest rate chargeable under the Congress Financing Agreements without the prior written consent of the General Administrative Agent and Collateral Monitoring Agent (such consent not to be unreasonably withheld);

(b)	increase the contractually stated maximum principal amount which may be borrowed by the Borrowers (defined as the US Maximum Credit and Canadian Maximum Credit under the Congress Loan Agreements) (measured on an aggregate basis) to an amount in excess of US$45,000,000 without the prior written consent of the General Administrative Agent and Collateral Monitoring Agent (such consent not to be unreasonably withheld); or

(c)	reduce or extend the respective maturity dates for the payment of the Congress Obligations by six (6) months or more without the prior written consent of the General Administrative Agent and Collateral Monitoring Agent (such consent not to be unreasonably withheld); provided, for greater certainty, that this subparagraph (c) shall not apply to the option of the Congress Parties to extend the Renewal Date (as defined in the Congress Loan Agreements) by one (1) year as provided in the Congress Loan Agreements or restrict the rights and remedies of the Congress Parties pursuant to the Congress Financing Agreements including, without limitation, the right to terminate the Congress Financing Agreements and demand repayment of the Congress Obligations in accordance with the terms thereof nor shall the same be deemed to apply or extend to any voluntary prepayment of the Congress Obligations by any of the Borrowers in accordance with the terms of the Congress Loan Agreements.

The Subordinated Parties shall not revise, replace, amend or supplement any of the Subordinated Security, the Subordinated Financing Agreements or Subordinated Obligations or acquire additional Encumbrances upon any property, assets or undertaking of any Obligor (now or hereafter acquired) without the prior written consent of each of the Congress Parties (which consent shall not be unreasonably withheld).

8.8 The parties hereto agree that:

(a)	each Creditor shall be responsible for maintaining its respective Security;

(b)	subsequent to the execution of this Agreement, they shall cooperate in the preparation, execution, delivery, filing and/or registration of such notices or other documentation in all places as may be necessary to give effect to this Agreement and further agree that notwithstanding the execution, filing and/or registration of such notices or documentation, the terms of this Agreement shall govern and without limiting the generality of the foregoing, the failure to complete any such filings and/or registrations shall not affect, prejudice or detract from the rights of the Creditors as established by this Agreement;

(c)	except as expressly provided in this Agreement, and except for each Creditor’s obligation to provide an accounting to the other Creditor and its obligation to act in a prudent and commercially reasonable manner in respect of any realization or enforcement of its Security in accordance with applicable law, no Creditor owes any duty of care to any other with respect to the administration of or in respect of its dealings with any Obligor in connection with the Obligations and/or the Securities;

(d)	the Creditors shall not be responsible for ensuring or compelling performance by any Obligor of any covenant in the Securities, nor shall the Creditors be responsible for verifying the compliance by any Obligor with any covenant or the accuracy of any warranty contained in the Securities;

(e)	the failure by a Creditor to take action under the terms of its Security or to supervise the compliance by any Obligor with the terms of its Security shall not prejudice or otherwise affect its rights under this Agreement; and

(f)	provided all of the Congress Obligations shall have been indefeasibly paid and satisfied in full, the Congress Parties shall, at the expense of the Subordinated Parties and provided Congress shall have received from the Subordinated Parties an indemnity agreement in form and substance satisfactory to Congress, acting reasonably, turn over to the Subordinated Parties any Collateral in possession of the Congress Parties and that the Congress Parties shall, without any liability or obligation to the Subordinated Parties in respect thereof, be deemed to hold such Collateral on behalf of the Subordinated Parties to the extent only that possession of such Collateral is required to maintain perfection of the Subordinated Parties’ Security under applicable law.

8.9 No provision of this Agreement shall be construed as obligating any Creditor to advance any monies or otherwise extend credit to any Obligor at any time, whether such amounts are to be used by such Obligor to pay all or any part of the indebtedness to any other Creditor or otherwise.

8.10 Subject to the terms of this Agreement, nothing contained in this Agreement is intended to or shall impair the obligations of each of the Obligors to pay its indebtedness to the Creditors, including the principal thereof and the interest and costs, if any, thereon as and when the same shall become due and payable in accordance with the terms applicable thereto nor shall anything in this Agreement limit or in any way restrict or prevent any Creditor from demanding payment in full of the indebtedness of any Obligor to it or otherwise to accelerate the payment thereof.

8.11 The parties hereto will not contest or dispute the deferment, subordination and postponement established herein notwithstanding any real or apparent defect or invalidity of the Securities, subject to the terms and conditions of this Agreement.

8.12 If any third party shall have a valid claim to the proceeds of any of the property, assets or undertaking of the Obligors in priority to or on a parity with one of the Creditors but not in priority to or on a parity with another Creditor, then this Agreement shall not apply so as to diminish the rights (as such rights would have been but for the provisions of this Agreement) of such other Creditor against any such third party to the proceeds of disposition of such property or assets.

8.13 Nothing herein contained shall be construed as creating between the Creditors a partnership, joint venture or other joint association.

8.14 All notices, requests, demands and other communications hereunder shall be in writing: (a) made to (i) Congress Canada and Congress US at its address set forth above for Congress Canada and to the attention of Mr. Harry Rosenfeld, Senior Vice President and Portfolio Manager; (ii) the Subordinated Parties in care of the General Administrative Agent and Collateral Monitoring Agent at the address set forth above and to the attention of Mr. Frank Turner, Senior Vice-President; (iii) to any of the SMTC Parties at the address of SMTC Corporation set forth above and to the attention of the Chief Financial Officer; or (iv) such other address as any of the parties hereto may designate by written notice to the other in accordance with this provision, and (b) deemed to have been given or made: if delivered in person, immediately upon delivery; if by facsimile transmission, immediately upon sending and upon confirmation of receipt; if by nationally recognized overnight courier service with instructions to deliver the next Business Day, one (1) Business Day after sending.

8.15 This Agreement supersedes all prior agreements and understandings relating to the subject matter hereof between any of the parties hereto and represents the entire transaction between the parties with respect thereto. Except as expressly set out herein, there are no representations, warranties or conditions, written or oral, express or implied, statutory or otherwise, concerning the subject matter hereof. No party hereto has relied on any express or implied representation, written or oral, of any person as an inducement to enter into this Agreement.

8.16 Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated except by instrument in writing, signed by the parties hereto or by the party against whom enforcement of the change, waiver, discharge or termination is sought. No consent of any Obligor shall be necessary to any amendment to the terms hereof by the Creditors.

8.17 No act or omission by any party hereto in any manner whatever shall extend to or be taken to affect any provision hereof or any subsequent breach or default or the rights resulting therefrom save only express waiver in writing.

8.18 Nothing contained in this Agreement shall be construed as conferring any rights or benefits of any kind whatsoever upon any Obligor or any person who is not a party to this Agreement, or as modifying any other agreement between the Creditors or any of them and the Obligors, and the Obligors shall not be entitled to enforce any provision of this Agreement.

8.19 Time shall be in all respects the essence hereof.

8.20 Any provision of this Agreement which is invalid or unenforceable under the laws of any jurisdiction in which this Agreement is sought to be enforced shall, as to such jurisdiction and to the extent such provision is invalid or unenforceable, be deemed severable and shall not affect any other provision of this Agreement.

8.21 This Agreement has been made in the State of New York and shall be construed, interpreted and performed in accordance with the laws of the State of New York and the laws of the United States applicable therein and shall in all respects be treated as a New York contract.

8.22 This Agreement shall terminate only upon the indefeasible repayment in full of the Congress Obligations and the termination of the Congress Loan Agreements.

8.23 Each of the SMTC Parties hereby acknowledge receipt of a copy of this Agreement and accept and further agree with the Creditors to give effect (and cause each Obligor to give effect) to all of the provisions of this Agreement.

8.24 Each of the Subordinated Parties covenants and agrees to, after the occurrence of an Event of Default and upon the request of any Congress Party after commencement by the Congress Parties of the exercise of their respective remedies or of enforcement proceedings, release and discharge any and all liens relating to the Subordinated Security upon request of such Congress Party in order to permit the sale or other realization of the Collateral to repay and/or satisfy the Congress Obligations to give effect to the terms of this Agreement and, subject to the obligation of such Congress Party, at law, to provide an accounting to the Subordinated Parties in respect of the proceeds realized from the enforcement by such Congress Party of the Congress Security to the extent applied in repayment or satisfaction of the Congress Obligations. Should any of the Subordinated Parties fail to comply with its covenant contained herein, such Subordinated Party irrevocably designates and appoints each Congress Party (and all persons designated by such Congress Party) as such Subordinated Party’s true and lawful attorney in fact, and authorizes each Congress Party, in such Subordinate Party’s or applicable Congress Party’s name, to do all acts and things which are necessary, in such Congress Party’s determination, to fulfill such Subordinated Party’s obligations under this Section 8.24.

8.25 This Agreement may be executed in any number of counterparts each of which when so executed shall be deemed to be an original and all of such counterparts taken together shall be deemed to constitute one and the same agreement.

8.26

(a)

This Agreement is binding upon each of the Congress Parties and the Subordinated Parties and each Obligor and their respective successors and assigns and, subject to subsection subparagraph (b) immediately below, shall enure to the benefit of each of the Congress Parties, the Subordinated Parties and the Obligors, and their respective successors and permitted assigns.

(b)	The Subordinated Parties shall be entitled to sell, assign, transfer or encumber all or any part of its rights and obligations under this Agreement or in respect of the Subordinated Obligations or the Subordinated Security provided that upon entering into such sale, assignment or transfer, the proposed assignee or transferee, as applicable, pursuant to a written agreement or executed form of “assignment and acceptance” acknowledges and assumes the obligations and covenants of the Subordinated Parties under this Agreement and agrees to be bound by the terms hereof in effect as of the date of such sale, assignment or transfer.

8.27 It is the express wish of the parties hereto that this Agreement and any related documents be drawn up and executed in English. Les parties conviennent que la présente convention et tous les documents s’y rattachant soient rédigés et signés en anglais.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date and year first written above.

CONGRESS FINANCIAL CORPORATION (CANADA), as lender

Per:	/s/ Carmela Massari
	Name:	Carmela Massari
	Title:	VP, Loan Officer

CONGRESS FINANCIAL CORPORATION (CENTRAL), as lender and US Collateral Agent

Per:	/s/ Carmela Massari
	Name:	Carmela Massari
	Title:	VP, Loan Officer

THE BANK OF NOVA SCOTIA, as Syndication Agent and Subordinated Lender

Per:	/s/ D. N. Gillespie
	Name:	D. N. Gillespie
	Title:	Managing Director

GENERAL ELECTRIC CAPITAL CORPORATION, as Documentation Agent and Subordinated Lender

Per:	/s/ Kathleen M. Bird
	Name:	Kathleen M. Bird
	Title:	Vice President

LEHMAN COMMERCIAL PAPER INC., as General Administrative Agent and Collateral Monitoring Agent and Subordinated Lender

Per:	/s/ Frank P. Turner
	Name:	Frank P. Turner
	Title:	Vice President

IBM CREDIT CORPORATION, as Subordinated Lender

Per:	/s/ Ben Nikolaevsky
	Name:	Ben Nikolaevsky
	Title:	Manager, Capital Markets &
Business Development

SPCP Group, L.L.C., as Subordinated Lender

Per:	/s/ Edward Mule
	Name:	Edward Mule
	Title:	Principal

AMMC CDO I, LIMITED, as Subordinated Lender

Per:	/s/ David P. Meyer
	Name:	David P. Meyer
	Title:	Vice President

AMMC CDO II, LIMITED, as Subordinated Lender

Per:	/s/ David P. Meyer
	Name:	David P. Meyer
	Title:	Vice President

SMTC CORPORATION

Per:	/s/ John Caldwell
	Name:	John Caldwell
	Title:	Authorized Signatory

HTM HOLDINGS, INC.

Per:	/s/ John Caldwell
	Name:	John Caldwell
	Title:	Authorized Signatory

SMTC MANUFACTURING CORPORATION OF CALIFORNIA

Per:	/s/ John Caldwell
	Name:	John Caldwell
	Title:	Authorized Signatory

SMTC MANUFACTURING CORPORATION OF WISCONSIN

Per:	/s/ John Caldwell
	Name:	John Caldwell
	Title:	Authorized Signatory

SMTC MANUFACTURING CORPORATION OF MASSACHUSETTS

Per:	/s/ John Caldwell
	Name:	John Caldwell
	Title:	Authorized Signatory

SMTC MEX HOLDINGS, INC.

Per:	/s/ John Caldwell
	Name:	John Caldwell
	Title:	Authorized Signatory

SMTC MANUFACTURING CORPORATION OF CANADA/SOCIETE DE FABRICATION SMTC DU CANADA

Per:	/s/ John Caldwell
	Name:	John Caldwell
	Title:	Authorized Signatory

SMTC MANUFACTURING CORPORATION OF TEXAS

Per:	/s/ John Caldwell
	Name:	John Caldwell
	Title:	Authorized Signatory

SMTC MANUFACTURING CORPORATION OF NORTH CAROLINA

Per:	/s/ John Caldwell
	Name:	John Caldwell
	Title:	Authorized Signatory

SMTC DE CHIHUAHUA, S.A. DE C.V.

Per:	/s/ Philip Woodard
	Name:	Philip Woodard
	Title:	Authorized Signatory

RADIO COMPONENTES DE MEXICO S.A. DE C.V.

Per:	/s/ Philip Woodard
	Name:	Philip Woodard
	Title:	Authorized Signatory

SMTC NOVA SCOTIA COMPANY

Per:	/s/ John Caldwell
	Name:	John Caldwell
	Title:	Authorized Signatory

940862 ONTARIO INC.

Per:	/s/ John Caldwell
	Name:	John Caldwell
	Title:	Authorized Signatory

Exhibit 10.2

[Letterhead of SMTC Corporation]

June 24, 2004

Ms. Jane Todd

153 Willis Drive

Aurora, ON

L4G 7M4

Dear Jane,

I am delighted to bring our recent discussions to a favourable conclusion. It is my pleasure to offer you the position of Senior Vice President Finance, Chief Financial Officer on terms set out below.

Position:	Senior Vice President Finance, Chief Financial Officer

Primary Responsibilities:	Leadership of Finance Function worldwide

Traditional responsibilities of a Chief Financial Officer of a North American public company

Reporting Relationship:	President and Chief Executive Officer

Organizational Reporting:	Controller
Director External Reporting
Credit Manager
Director of Treasury Operations

Location:	Markham, Ontario

Effective date:	July 5, 2004

Compensation Arrangements:	Compensation shall be based upon four components:

• Base salary
• Annual Incentive Award
• Long Term Incentive Award
• Fringe Benefits and Perquisites

Base Salary:	$235,000

2004 Annual Inventive Award:	A proposal to establish a 2004 executive plan for key executives is to be presented for approval to the Compensation Committee of the Board of Directors. Such

proposal will recommend incentives for key executive based upon achievement of consolidated financial performance targets for the fiscal year and individual performance.

In the case of the Senior Vice President Finance, Chief Financial Officer, the short term incentive plan shall be determined primarily based upon achievement of specific revenue and earnings targets for the year and specific priorities established by mutual agreement. The annual target bonus will be 50% of base salary, based upon achievement of budgeted annual financial performance and individual performance. You shall be eligible to participate in the annual executive incentive plan for 2004 on a prorated basis based upon months of service.

Long Term Incentive:	Long term incentive plan shall be through the Company’s stock option plan.

An initial award shall be 150,000 stock options in accordance with SMTC Stock Option Plan. Such award shall be granted, subject to Board of Director approval by no later than June 30, 2004.

Fringe Benefits and Perquisites:	Entitlement to Canadian executive benefit program upon residing in Canada.

Monthly car allowance of $1,200.

Vacation entitlement:	Annual vacation of four weeks per calendar year. For the period July 5, 2004 to December 31, vacation entitlement will be three weeks.

Termination Other than for Cause:	In the event of termination other than for cause, non-solicitation of customers and employees would apply for a period of eighteen months.

If terminated other than for cause within the first twelve years of service, salary continuance shall be twelve months. Thereafter salary continuance shall be one month for every year of service to a maximum of eighteen months after eighteen or more years of service.

2

I would appreciate if you would sign and return a copy of this letter to confirm your acceptance. Over the next few weeks, we will put together a formal employment contract incorporating the terms as set out in this letter.

Everyone on our executive team looks forward to you joining our company. We are confident you will make an exceptional contribution.

Warmest regards,

/s/ JOHN CALDWELL
John Caldwell
President & CEO

Accepted:

/s/ JANE TODD

Date:
June 24, 2004

3

Exhibit 31.1

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS

I, John Caldwell, certify that:

1.	I have reviewed this quarterly report on Form 10-Q/A of SMTC Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 24, 2004

/s/ John Caldwell
John Caldwell
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS

I, Jane Todd, certify that:

1.	I have reviewed this quarterly report on Form 10-Q/A of SMTC Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 24, 2004

/s/ Jane Todd
Jane Todd
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as chief executive officer of SMTC Corporation (the “Company”), does hereby certify that to the undersigned’s knowledge:

1) the Company’s quarterly report on Form 10-Q/A for the quarter ended July 4, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company’s quarterly report on Form 10-Q/A for the quarter ended July 4, 2004 fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John Caldwell
John Caldwell
President and Chief Executive Officer

Date: November 24, 2004

A signed original of this written statement required by Section 906 has been provided to SMTC Corporation and will be retained by SMTC Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO

SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as principal financial officer of SMTC Corporation (the “Company”), does hereby certify that to the undersigned’s knowledge:

1) the Company’s quarterly report on Form 10-Q/A for the quarter ended July 4, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company’s quarterly report on Form 10-Q/A for the quarter ended July 4, 2004 fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jane Todd
Jane Todd
Chief Financial Officer

Date: November 24, 2004

A signed original of this written statement required by Section 906 has been provided to SMTC Corporation and will be retained by SMTC Corporation and furnished to the Securities and Exchange Commission or its staff upon request.